Response Biomedical Corporation

Annual Report 2006

Business of the Company

Response Biomedical Corporation develops, manufactures and markets rapid on-site diagnostic tests for use with the RAMP® System for clinical and environmental applications. RAMP has set a new performance standard in rapid diagnostic testing by providing lab quality information in minutes.

Mission

Our Mission is to be an excellent supplier of near-patient health critical tests that enable our partners to be leaders in their markets.

Our partners and their customers choose our immunodiagnostic products because our core technology platform provides superior performance in terms of accuracy, sensitivity and speed.

Our partners choose us because we exceed their expectations for:	We fulfill our Mission by living our Values:

• Product quality;	• We act with entrepreneurial ownership;

• Customer support;	• We treat people and issues with unconditional positive regard;

• Surety of supply; and	• We relentlessly improve; and

• Speed to market.	• We behave with integrity.

President’s Message

Dear Shareholders:

For Response Biomedical and our stakeholders, 2006 will be viewed as a year of gaining tremendous credibility and validation, starting with the complete reorganization of the independent members of the Board of Directors and ending with a significant commercial partnership with 3M, one of the world’s leading technology companies. In the 1990’s we started as a virtual business with an elegant idea and closed 2006 having validated our vision of having a near-patient diagnostics platform with what we believe is the best combination of speed, cost, ease-of-use and most importantly, accuracy. I wish to sincerely thank our shareholders for having long supported our Company and hope that you also share the pride that I feel as we are poised to dramatically impact the way diagnostic tests are delivered in the health care system, saving time, lives and money.

The year started strongly with the addition of an experienced team of independent directors to our Board, who are actively guiding the implementation of our business strategy. In March 2006, concurrent with a $12 million institutional financing, we reorganized our Board of Directors, adding five former Directors and Senior Executives of ID Biomedical Corporation. This team guided ID Biomedical from a company with a market capitalization of $20 million in 1999 to become one of the world’s most successful vaccine development companies, prior to its acquisition by GlaxoSmithKline for in excess of $1.7 billion. Dr. Richard Bastiani, the former President of Syva Diagnostics and Chairman of ID Biomedical became our Board Chairman. Joining Dr. Bastiani on the Board were Dr. Anthony Holler, Mr. Todd Patrick, Mr. Richard Bear and Mr. Ian Webb.

Senior management and the revamped Board quickly focused the strategic course for Response Biomedical moving ahead:

1.

Commercialization will be achieved through partnering with multina- tional companies with the global reach and resources to market our RAMP products for infectious dis- ease and cardiovascular testing;

2.	The Company will focus its resources on product develop - ment to support these strategic partnerships;

3.	Begin scaling up the manufactur- ing processes to meet the needs of our prospective partners for delivery of millions of cartridges per year; and

4.	Initiate development of a new RAMP Reader with the capability to handle the increased through- put of cartridges as a result of the ever-growing need for menu expansion.

Our partnering strategy and the advancement of the development programs for RAMP tests for Flu A/B and Staph A led to the December 7, 2006 announcement of our strategic alliance with 3M Company. 3M is a world leader in the prevention of hospital-acquired infection. Using Response Biomedical’s RAMP testing platform, 3M, through its newly formed Medical Diagnostics business unit, is now poised to become a leader in screening for hospital and community acquired infectious diseases and we are very proud to be working with a company such as this. Given 3M’s proven sales and marketing expertise and infrastructure, we are confident in 3M’s ability to capitalize on the competitive advantages of the co-branded RAMP/3M system and associated infectious disease-product line.

As part of the collaborative agreement, 3M Company made a US $8 million equity investment in our Company, becoming our largest single shareholder, showing a strong sign of belief in our ability to be a successful team.

We believe that the cardiovascular testing market has even greater potential than the infectious disease area. While having received FDA market clearance for three RAMP tests for heart attacks (troponin I, CK-MB and myoglobin), we continued to be hampered in 2006 by the lack of a commercially available test for congestive heart failure (CHF), which has become a required menu item in most markets.

The first step to participating in this market was the execution of the Marketing and Supply Agreement with Shionogi & Co. Ltd. to commercialize a rapid quantitative RAMP test in Japan for BNP (B-type natriuretic peptide), a proprietary cardiac marker test to assist in the diagnosis and management of CHF. The RAMP test for BNP received regulatory approval in Japan, which allowed for the market launch of the product in the fall of 2006. Shionogi is currently marketing the clinical point-of-care diagnostic system, manufactured exclusively by Response Biomedical, both directly and through a network of distribution partners under the trademark ‘SHIONOSPOT® BNP’. Our BNP Test is the only rapid, point-of-care test commercially available in Japan for the diagnosis of CHF. Shionogi initiated its Japanese launch with an order for 200 Readers and to date have purchased in excess of 300 readers.

To address the CHF market in the rest of world, in July 2005, we obtained a license from Roche Diagnostics for the use of a different marker for CHF, NT-proBNP. This development program culminated in the December filing with the US FDA 510(k) for market clearance of the RAMP NT-proBNP Test, which is pending. Sales of the test began in Europe in January 2007.

Since we introduced our first diagnostic tests for cardiac markers, we have placed over 900 systems for cardiovascular testing around the world using a network of distributors. This has been complemented by sales of over 50 systems in the first quarter of 2007, primarily for the use of our RAMP NT-proBNP Test.

A priority for 2007 is to execute our stated goal of leveraging the performance and competitive position of our CHF test by securing a leading diagnostic company as a marketing partner for this product line.

Two further strategic initiatives – an advanced high throughput reader and the scale up of our manufacturing processes, can be considered together as they are a direct result of the anticipated success of our partnerships with 3M and others, and are paramount to our success moving forward. It is our intention to launch a new RAMP Reader in the third quarter of 2007.

Focus on the Future

We believe that we are poised for continued growth and 2007 is shaping up to be a banner year of commercialization activity. With the expected launch of a new RAMP Reader and three key tests this year – Staph A, Flu A/B and NT-proBNP, we hope to see the foundation for significant revenue growth in 2008 and beyond. We also look forward to further expanding our collaboration with 3M and developing a strong collaboration on the cardiovascular front.

As we move through the transition to a larger-scale manufacturing company and an excellent supplier of products to our partners, we have also made a commitment to focus on succession planning in 2007. We have announced the appointment of our new Chief Operating Officer, Duane Morris. Duane came to us from GlaxoSmithKline and ID Biomedical and brings over 30 years of operations experience. As we move our strategic focus toward meeting the operational needs of our partners, we have also committed to bringing on a new Chief Executive Officer with the experience to lead the Company through this critical growth phase. We will have the right individual in place in the next months and I see that as an important part of our evolution in becoming an even stronger company.

As we look forward to the coming year, we all realize that without the continued support of our shareholders our work would not be possible. Our Board of Directors, senior management team and all of our employees would like to thank you for that support and look forward to growing Response Biomedical on your behalf.

Sincerely,

Bill Radvak
President and CEO

April 30th, 2007

Our Technology

In clinical applications, the RAMP System is designed for use by healthcare professionals at the point-of-care (POC), including physicians’ offices, medical clinics, hospital emergency departments and laboratories worldwide. RAMP provides a quantitative result in approximately 15 minutes, compared to what is frequently up to several hours for traditional laboratory testing.

Published clinical trial results show the RAMP System has overcome the performance limitations of early generation POC immunoassays to produce highly sensitive and accurate, lab quality results in minutes.

The RAMP System facilitates improved patient care; potentially reducing health care costs associated with unnecessary hospital admissions due to symptoms often mistaken for cardiac arrest. With its small footprint, ease of use and lab quality results, RAMP provides a cost-effective solution to enable rapid testing in a broad range of near-patient facilities.

Clinical Applications

Infectious Disease

The bulk of conventional diagnosis of infectious diseases remains time and labour intensive and prohibits immediate intervention and early treatment. Current lab testing requires the culturing of the suspect viruses or bacteria, which can take 24 hours or longer. RAMP’s accurate, rapid clinical infectious disease testing is expected to improve patient outcomes by enabling physicians to make informed medical decisions in approximately 15 minutes from initiating testing.

Collaboration with 3M

One significant accomplishment in 2006 was signing the collaborative agreement with 3M Company. It was critical to the future development of our infectious disease testing business, to find the right strategic partner to commercialize infectious disease line. 3M Medical Diagnostics is a world leader in infection prevention.

Our work with 3M began over two years ago with a co-development program for a rapid Staphylococcus aureus (Staph A) Test in the area of infection prevention. Hospital acquired infections remain a tremendous burden on the health care system, costing thousands of lives and billions of dollars each year in the US alone.

We were able to demonstrate the tremendous potential of the RAMP testing platform in diagnosing infectious disease, which led to a worldwide, exclusive agreement with 3M Company, through its medical division. Our agreement with 3M allows the Companies to pursue the development and commercialization of diagnostic products targeting hospital and community acquired infectious diseases.

Under the terms of the strategic alliance, Response Biomedical will be responsible for development and manufacturing of the RAMP-based products, while 3M will be responsible for clinical and regulatory matters, and all sales, marketing and distribution of the infectious disease tests.

3M will pay Response Biomedical a transfer price for the components produced by Response Biomedical (principally Readers and individual test cartridges) and will fund the development of future RAMP-based products in the infectious disease area. Initially, 3M will market rapid RAMP-based tests for Staph A and Flu A/B. Clinical trials for these tests have been completed and US FDA 510(k) filings are expected to follow.

RAMP Technology

RAMP from Response Biomedical is a novel lateral flow immunoassay platform that provides reliable diagnostic information in minutes. RAMP can be adapted to accurately measure virtually any immunologically active substance.

RAMP-Based Staph A test

As part of the development plan with 3M, pre-clinical trial work was completed showing that market needs for sensitivity and specificity levels could be met. Clinical trials were initiated at the end of 2006 and were completed in March 2007.

Post surgical infections are common and present a great burden on health care systems worldwide. The Staph A Test promises to deliver another tool to allow rapid screening of pre-surgical patients in the hopes of identifying carriers to allow treatment before entering the operating theatre or by providing special care post surgery. By identifying carriers, antibiotic treatments can be used more selectively, reducing overall antibiotic usage.

About Staphylococcus Aureus (Staph A)

Staph A, a type of bacteria commonly found in nasal passages and on the skin of the general population, causes a variety of serious clinical infections including bloodstream infections, surgical wound infections and pneumonia. In the US alone, it contributes to nearly 12,000 deaths and adds an extra US $9.5 billion to the US health care costs each year. Current methodologies to detect and identify the bacteria are time consuming, taking on average 24 hours. Rapid testing for Staph A is expected to improve patient outcomes by enabling physicians to make informed medical decisions within approximately 20 minutes from initiating testing.

According to the US Center for Disease Control (CDC), each year more than 2 million patients in the US contract an infection as a result of receiving health care in a hospital. In the largest study of its kind, an analysis of data from the 2000 and 2001 editions of the Agency for Healthcare Research and Quality’s Nationwide In-patient Sample database, largely funded by 3M Company, was published in the Archives of Internal Medicine (August 2005), researchers estimated that Staph A infections resulted in a three-fold increase in length and cost of in-patient stay, and five times the risk of death in hospitals. Among the subset of patients undergoing any invasive cardiovascular, orthopedic or neurosurgical stays, the difference in length of stay was 16.6 days and additional health care cost of $68,944. Within the nation’s 5,400 acute care hospitals, Staph A is one of the three leading causes of hospital based bloodstream infections, and has a mortality rate of 25 percent.

RAMP-Based Flu A/B test

In 2006, Response Biomedical com pleted development of a combined Flu A/B test. This is the first dual analyte test produced by Response Biomedical and the lessons learned from development of this test are expected to benefit the development of different types and combinations of tests that Response Biomedical may develop in the future By the end of 2006 preparations for commencing clinical trials were com plete and were awaiting the start of the flu season in early 2007. Clinical trial enrolment was completed in the sec ond quarter of 2007.

Pre-clinical trial work also shows that the RAMP-based assay delivers greater sensitivity as compared to competitive systems. Expectations are that the Flu A/B tests will be positioned as providing significantly improved results, thereby allowing for a substantially greater percentage of accurate diagnoses relative to competing tests.

About Influenza

Annually, 10 to 20 percent of the US population is affected by influenza, resulting in approximately 36,000 deaths and 200,000 hospital admissions. Worldwide there are an estimated 500,000 deaths from influenza each year. People at the greatest risk of dying from influenza are those aged over 65 and number more than 380 million worldwide. In the US alone, the cost of flu epidemics is estimated to cost the economy between US $71 to $167 billion per year.

The CDC estimates the next flu pandemic in the US could cause 89,000 to 207,000 deaths, 314,000 to 734,000 hospitalizations and millions of outpatient visits and additional illnesses. Besides the anticipated economic impact, it could also disrupt international commerce and routine functioning of society.

Cardiovascular Product Line

RAMP Cardiac Marker Tests– Acute Myocardial Infarction (AMI)

Cardiac markers are proteins released into the blood following a heart attack or acute myocardial infarction (AMI). Myoglobin, Troponin I and CK-MB are the three most commonly utilized markers measured to assist in the diagnosis of AMI, which is a leading cause of death worldwide. Rapid diagnosis of AMI is critical to patient outcomes. The patient’s chance of survival is diminished for every minute that passes without medical treatment following the occurrence of a heart attack.

Heart failure is one of the most important cardiac disorders in the United States, both in terms of the number of patients affected and the health care dollars spent. Nearly five million people have heart failure, and almost 500,000 new patients are diagnosed with the disease each year. The estimated direct and indirect costs of heart failure was US$ 21 billion in 2001, more than 5 percent of the total amount spent on health care. Hospitalizations for heart failure increased by 159 percent from 1979 to 1998, and this trend will likely continue as the United States population grows.1

About 1.5 million Americans are admitted to hospitals yearly for serious chest pain, which is often a warning sign of heart attack. However, of those admitted to in-patient cardiac units, only 30 percent receive a diagnosis of threatened or confirmed myocardial infarction. This means 70 percent undergo an expensive evaluation before they know that they have not had a heart attack; this translates to more than $3 billion of unnecessary expenditures per year.2

_______________________________________________
1 Jessup, Mariell, 1 Cardiovascular Medicine, II Heart Failure, ACP Medicine Online, Dale DC; Federman DD, Eds. WebMD Inc, New York, 2000. http://www.acpmedicine.com
2 www.ahrq.gov/research/tripcad.htm#Treatment

RAMP Cardiac Tests

The RAMP cardiac tests, Troponin I, CK-MB and Myoglobin, are available throughout the US through three exclusive regional specialty distributors, Kentec Medical Inc, Cardio Medical Products Inc, and LXU Healthcare. This positions Response to exploit the large US market for cardiac marker tests, leveraging this opportunity will be greatly facilitated by the addition of a high quality test for congestive heart failure (CHF) to the RAMP test menu. The first major implementation of RAMP systems in North America was in hospitals across the Interior Health Region of British Columbia, where the Company continues to provide a reliable and cost effective solution for cardiac testing to over 20 hospitals and clinics.

2006 also saw Response Biomedical build a distribution network in Europe including Italy, France, Spain, and the United Kingdom. Sales of our cardiac tests continue to grow through more than 10 regional distributors that sell RAMP products in China, Korea, Turkey, India, Russia, Croatia, Iran, Slovenia, Australia, Malaysia, Bangladesh, Belarus, the United Arab Emirates and other Arab states. Response Biomedical continues to grow international distribution and sales under the supervision of an international sales manager and a contracted sales management firm. As with the US market, the addition of a high quality NT-proBNP test to the test menu is expected to increase the market demand for the cardiovascular diagnostic product line through 2007.

Congestive Heart Failure

Current methods for diagnosis and assessment of CHF, which include physical examinations and chest X-rays, are not usually conclusive, making accurate diagnoses difficult. With an estimated 550,000 new patients each year and approximately US $2.4 billion spent each year treating heart failure, a priority for health care facilities and administration in the US is to increase the ability to rapidly and accurately diagnose CHF. Meeting this goal will allow hospitals to rapidly identify non-CHF patients and reduce the numbers of patients undergoing expensive and unnecessary diagnostic procedures. Testing of NT-proBNP to facilitate the diagnosis of heart failure has been shown to have the potential to significantly reduce healthcare costs associated with the diagnosis and management of CHF patients.3 Building from the solid technological foundation of our cardiac marker tests for the diagnosis of acute coronary syndromes, Response Biomedical advanced the cardiovascular platform for RAMP with two major accomplishments specific to heart failure diagnosis.

The completion of the development of a RAMP-based quantitative rapid test for BNP was achieved in 2006. This test is run on the RAMP Reader and is sold by our partner Shionogi under the trademark “SHIONOSPOT® BNP”. In May, 2006 Shionogi secured regulatory clearance to market the RAMP test for BNP, and this was followed in July 2006 with the announcement of the initiation of commercial sale of Readers and BNP tests in the Japanese market.

_______________________________________________
3 Am J Cardiol 2006; 98(6):800-805; Cost-Effectiveness of Using N-Terminal Pro-Brain Natriuretic Peptide to Guide the Diagnostic assessment and Management of Dyspneic Patients in the Emergency Department; U. Siebert, J.L. Januzzi, M.T. Beinfeld, R. Cameron, G.S. Gazelle

These two milestones reflect the strength of Response’s development program and its ability to develop important diagnostic tests to stringent specifications for world-class partners in the diagnostic industry.

In December 2006, Response Biomedical filed for US FDA 510(k) market clearance for the RAMP NT-proBNP Test developed under license from Roche Diagnostics GMbH. This regulatory submission followed positive results from a multi-centre clinical trial conducted at four US sites. The trial commenced in August, 2006 at the Mayo Clinic, Minneapolis Medical Foundation at Hennepin County Medical Center, Massachusetts General Hospital and San Francisco General Hospital. At the time of FDA submission in December 2006 Response also filed for market clearance with Health Canada and completed a CE mark filing allowing the initiation of NT-proBNP sales in the EU in January 2007.

Non-Clinical Applications

Biodefense

RAMP biodefense tests are commercially available for the rapid on-site detection of anthrax, ricin, botulinum toxin and orthopox viruses, including smallpox. Many first responders and HAZMAT professionals are relying on RAMP to help protect public health and safety and to quickly and confidently identify a hoax.

In 2006, the RAMP Anthrax Test became the only product to receive an approval for field use by the AOAC. This approval is a continuation of the work completed in 2004 where RAMP was the only one of several biodetection devices to receive approval for the rapid detection of Anthrax. The US Department of Homeland Security sponsored the AOAC work.

In 2006, RAMP also became the only biodetection device to be included in the 2007 Commercial Equipment Direct Assistance Program (CEDAP), which is designed to provide funding for equipment purchases for smaller communities who have not previously received funding from the Department of Homeland Security.

West Nile Virus

There are no vaccines available to prevent human West Nile Virus (WNV) infection, and no drugs to treat the virus. Early detection of the virus is critical from a public health strategy in containing the spread and preventing human transmission of WNV. The RAMP WNV Test is a pre-screening test used for identifying WNV in mosquitoes and birds. The RAMP WNV Test has been demonstrated to be 100 times more sensitive than the next most competitive rapid WNV test.4 The Company’s sole US distributor, Adapco Inc, is the largest supplier of mosquito control products in the US.

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4 ‘Evaluation of Commercial Assays for Detecting West Nile Virus Antigen’, Burkhalter, Lindsay, Ander-son, Dibernardo, White, Drebot, Fong, Nasci

Response Biomedical Corporation

Board of Directors	Management	Annual General &
Special Meeting
Richard J. Bastiani, PhD,	William J. Radvak
Chairman	President & CEO	The Annual General & Special
Richard K. Bear, CPA		Meeting of Shareholders
	Duane A. Morris, BA	will be held at:
Anthony F. Holler, MD	Chief Operating Officer
2:00 pm,
Todd R. Patrick, MBA		Thursday, June 14, 2007
William J. Radvak	Robert G. Pilz, BComm, CMA	in the 1300-1500 Event Rooms,
	Vice President, Finance	Segal Graduate School of Business,
Brian G. Richards, PEng	& Chief Financial Officer	Simon Fraser University Vancouver,

Ian A. Webb, MSc, LLB	& Corporate Secretary	500 Granville Street, Vancouver, BC.

Paul C. Harris, PhD
	Vice President, Research	Receive Shareholder
	& Development	Updates Via E-Mail

	Reed W. Simmons, MBA	We encourage you to register to
	Vice President, Manufacturing	receive shareholder materials via
e-mail. This approach provides the most
immediate distribution of information.

For more information and to sign-up for
electronic delivery, please visit our Web
Transfer Agent & Registrar	Independent Auditors	site at www.responsebio.com.

Computershare	Ernst & Young LLP
Investor Servives Inc.	Pacific Centre	Response Biomedical
510 Burrard Street	PO Box 10101	Corporation
Vancouver, BC	700 West Georgia Street
Canada V6C 3B9	Vancouver, BC	100-8900 Glenlyon Parkway
(604) 661-9400	Canada V7Y 1C7	Burnaby, BC
	(604) 891-8200	Canada V5J 5J8
Communication concerning transfer requirements, lost certificates, changes of address and other similar inquiries should be addressed to the Transfer Agent and Registrar.		Tel: (604) 456-6010
Fax: (604) 456-6066

E-mail: info@responsebio.com

Investor Questions:
bwickson@responsebio.com

Stock Listing		Web Site: www.responsebio.com
Common shares of Response Biomedical Corporation are traded under the symbol “RBM ” on the TSX Venture Exchange and under the symbol “RPBIF” on the OTCBB.

100 – 8900 Glenlyon Parkway
Burnaby, BC, Canada V6J 5J8

Phone 604.456.6010
Fax 604.456.6066
Toll Free 1-888-591-5377

info@responsebio.com
www.responsebio.com

Response Biomedical Corporation
2006 Management’s Discussion and Analysis of
Financial Condition and Results of Operations
and
Consolidated Financial Statements
December 31, 2006 and 2005

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the audited consolidated financial statements of Response Biomedical Corporation (“Response Biomedical” or the “Company”) as at and for the years ended December 31, 2006 and 2005, including the related notes therein, prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).

This discussion includes forward-looking statements made by management that involve uncertainties and risks, including those discussed herein and as described in the “Risk Factors” section of the Annual Information Form. When used in this document, the words “may”, “would”, “could”, “will”, “intend”, “plan”, “propose”, “anticipate”, “believe, “forecast”, “estimate”, and “expect” and similar expressions as they relate to the Company or its management, are intended to identify forward-looking statements. Such forward-looking statements should be given careful consideration and undue reliance should not be placed on these statements. The Company bases its forward-looking statements on information currently available to it, and assumes no obligation to update them, except as required by law. The actual results may differ materially from those contained in any forward-looking statements. Additional information relating to the Company is available by accessing the SEDAR website at www.sedar.com. All amounts are expressed in Canadian dollars unless otherwise indicated.

This management discussion and analysis of financial condition and results of operations has been prepared as at April 25, 2007.

OVERVIEW

Response Biomedical develops, manufactures and sells diagnostic tests for use with its proprietary RAMP® System, a fluorescent immunoassay-based on-site diagnostic testing platform. The RAMP technology utilizes a unique method to account for sources of error inherent in conventional lateral flow immunoassay technologies, thereby providing the ability to quickly and accurately detect and quantify an analyte present in a liquid sample. Consequently, an end user on-site or in a point-of-care setting can rapidly obtain important diagnostic information. Response Biomedical currently has eleven tests available for clinical and environmental testing applications and the Company has plans to commercialize additional tests.

The Company’s revenues by product and service market segment were as follows:

Clinical products revenue for the year ended December 31, 2006 increased 219% to $2,356,187 compared to $738,456 in 2005.

Vector products (West Nile Virus) revenue for the year ended December 31, 2006 decreased 9% to $646,032 compared to $707,477 in 2005.

Biodefense products revenue for the year ended December 31, 2006 decreased 52% to $784,118 compared to $1,642,705 in 2005.

Contract service fees and revenue from collaborative research agreements for the year ended December 31, 2006 increased 58% to $633,721 compared to $401,042 in 2005.

As at December 31, 2006, the Company had bank indebtedness of $nil (2005 – $1,070,514). The Company’s line of credit in the amount of US $1,000,000 established with The Toronto Dominion Bank and originally set to expire June 30, 2006 was repaid following the closing of a $12,000,000 private placement in March 2006. The guarantor exercised 449,250 warrants at an exercise price of

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

$0.42 per common share that were issued to the guarantor in regard to the line of credit agreement. On March 31, 2006, the line of credit facility was terminated at the request of the guarantor. As at December 31, 2006, the Company had a working capital balance of $9,263,593 (2005 – negative $2,905,552).

During 2006, the Company closed two private placements raising net proceeds of $20,156,499. In addition, a further $1,175,579 in cash was obtained through the issuance of shares related to the exercise of stock options, $22,406 was generated through the exercise of an agent’s option and $196,420 was raised through the exercise of warrants.

2006 Operational milestones included:

  In January 2006, the Company confirmed that initial evaluations performed by independent public health organizations demonstrated that the Company's rapid RAMP Flu A Test had significantly greater sensitivity than existing point-of-care diagnostic products. The Company completed development of a combined RAMP Flu A/B Test in the fourth quarter in preparation for initiating multi-centre clinical trials of the test in the first quarter of 2007;
  In March 2006, the Company closed private placement financings for total gross proceeds of $12,000,000. With the closing of the financings, five new Board members were appointed to replace five existing board members;
  In May 2006, Response Biomedical and Shionogi entered into a marketing and supply agreement to commercialize a rapid quantitative test for BNP. This test was funded by Shionogi and launched in July 2006. It is currently being used in the prognosis, detection and management of congestive heart failure in Japan;
  In June 2006, the Company initiated work on two major projects: the purchase and scale-up of additional manufacturing equipment estimated to increase the Company’s test manufacturing capacity to approximately 330,000 tests per month per shift; and development of the Company’s next generation high throughput reader;
  In July 2006, the Company announced completion of its US distribution network for the sale of its cardiovascular tests in the United States, with the appointment of two additional exclusive US regional distributors;
  In August 2006, the Company initiated clinical trials at four leading sites in the United States for the purpose of obtaining clearance to market the RAMP NT-proBNP Test in the US. Following which, in December 2006, the Company announced that it filed a US Food and Drug Administration 510(k) submission seeking clearance to market its RAMP NT- proBNP Test for the diagnosis of congestive heart failure in the US. The Company also completed a European CE Declaration to market the product in Europe;
  In September 2006, the Company's RAMP Anthrax Test was the first and only biodetection technology approved for field use by first responders in the United States for the detection of anthrax in an independent testing program conducted by AOAC International and sponsored by the US Department of Homeland Security and
  In December 2006, the Company transitioned its development partnership with 3M Company (“3M”) focused on Staphylococcus aureus (Staph A) testing into a worldwide, exclusive agreement with 3M through its medical division to pursue the development and commercialization of diagnostic products targeting hospital and community acquired infectious diseases using the Company’s RAMP testing platform. As part of this collaboration, 3M made an investment in Response Biomedical of $9,174,400 (US $8,000,000), before share issuance costs of $44,561, for net proceeds of $9,129,839 comprising of 14,797,419 shares at a price of $0.62 per share. Under the terms of the agreement, Response Biomedical is responsible for development and manufacturing of the

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RAMP-based products, while 3M is responsible for clinical and regulatory matters, and all sales, marketing and distribution of the infectious disease tests. 3M will pay Response Biomedical a transfer price for the components of the RAMP technology produced by Response Biomedical (principally readers and individual test cartridges) and will finance the development of future RAMP-based products in the infectious disease area. Initially, 3M will market rapid tests for Staph A and Flu A/B that were developed on the Company’s RAMP platform. The parties expect to begin marketing initial products in late 2007.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company’s audited consolidated financial statements are prepared in accordance with Canadian GAAP. These accounting principles require management to make certain estimates and assumptions. Management believes that the estimates and assumptions upon which it determines its assessments are reasonable based upon the information available at the time that these estimates and assumptions are made. Areas of significant estimates include allowance for bad debt, the estimated life of property, plant and equipment, provisions for inventory obsolescence, accrual for warranty, provisions for sales returns and allowances, stock-based compensation expense, the accreted interest expense related to convertible debentures and valuation allowance on future income tax assets. Actual results could differ from management’s estimates.

The Company’s significant accounting policies are disclosed in Note 2 to the audited consolidated financial statements as at December 31, 2006. The Company believes that the significant accounting policies disclosed in its audited consolidated financial statements are critical in fully understanding and evaluating its reported interim and annual financial results. Additional information relating to the Company, including its fiscal 2006 audited consolidated financial statements, is available by accessing the SEDAR website at www.sedar.com.

Revenue recognition

Product sales are recognized upon the shipment of products to distributors, if a signed contract exists, the sales price is fixed and determinable, collection of the resulting receivables is reasonably assured and any uncertainties with regard to customer acceptance are insignificant. Sales are recorded net of discounts and sales returns. A provision for the estimated warranty expense is established by a charge against operations at the time the product is sold.

Contract service fees are recorded as revenue as the services are performed pursuant to the terms of the contract provided collectibility is reasonably assured. Upfront fees from collaborative research arrangements, which are non-refundable and require the ongoing involvement of the Company, are deferred and amortized into income on a straight-line basis over the term of ongoing development. Upfront fees from collaborative research arrangements, which are refundable, are deferred and recognized once the refundability period has lapsed.

Research and development costs

Research costs are expensed in the year incurred. Development costs are expensed in the year incurred unless the Company believes a development project meets Canadian GAAP criteria for deferral and amortization. To date, no development costs have been deferred.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Stock-based compensation

The Company grants stock options to executive officers, directors, employees and consultants pursuant to a stock option plan described in note 10(b) to the audited consolidated financial statements as at December 31, 2006. The Company uses the fair value method of accounting for all stock-based awards for non-employees and for all stock-based awards granted, modified or settled since January 1, 2003 for awards to employees. The fair value of stock options is determined using the Black-Scholes option-pricing model, which requires certain assumptions, including future stock price volatility and expected time to exercise. Changes to any of these assumptions could produce different fair values for stock-based compensation.

Effective January 1, 2006, the Company changed its policy for accounting for stock-based awards to estimate forfeitures on each reporting period on stock options granted to executive officers, directors, employees and consultants. Previously, the Company reversed stock-based compensation expense on unvested stock options forfeited during the year. This change in accounting policy had no impact on stock-based compensation expense for the year ended December 31, 2005.

Warranty accruals

The Company offers a warranty on its products. The Company estimates costs that may be incurred under its warranty program as liabilities at the time the products are sold. Factors that affect the Company’s warranty liability include the number of units sold, anticipated rates of warranty claims, and costs per claim, which require management to make estimates about future costs. The Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary.

Convertible debentures

The carrying value of the convertible debentures was calculated as the present value of the required interest and principal payments discounted at a rate approximating the interest rate that would have been applicable to non-convertible debentures at the time the debentures were issued. The difference between the face value and the estimated carrying value of the debt was recorded as contributed surplus. The carrying value of the convertible debentures was being accreted to the principal amount using the effective yield method as additional non-cash interest expense over the term of the debentures. All debentures outstanding as at December 31, 2005 were converted in the year ended December 31, 2006 and the initial amount recorded to debentures along with the value of conversion options exercised and accreted interest net of cash interest payments was recorded to share capital.

4

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

For the years ended December 31, 2006 and 2005

Revenue and Cost of Sales

Revenues from product sales for the year ended December 31, 2006 were $3,786,337 compared to $3,088,638 in 2005, an increase of 23%.

Clinical product sales, primarily from cardiovascular products, for the year ended December 31, 2006 increased 219% to $2,356,187 compared to $738,456 in 2005. This increase is largely due to sales to new distributors including sales to Shionogi & Co., Ltd. of Japan in addition to recurring test sales to a growing customer base.

Sales of the Company’s West Nile Virus products for the year ended December 31, 2006 decreased 9% to $646,032 compared to $707,477 in 2005. This decrease is mainly due to a reduction in average product price as well as a decrease in the average Canadian to US dollar exchange rate.

Biodefense product sales for the year ended December 31, 2006 decreased 52% to $784,118 compared to $1,642,705 in 2005. The Company believes the decrease in biodefense product sales is primarily due to a shift in US Department of Homeland Security priorities.

Revenues from contract service fees and collaborative research arrangements for the year ended December 31, 2006 was $633,721 compared to $401,042 in 2005, an increase of 58%. This increase is primarily due to the timing of the performance of services required to recognize service revenue from the Company’s collaborations as well as an increase in milestone-based funding related to the development of the Company’s BNP test for the Japanese market and the Staph A test, both of which were largely completed in 2006.

Included in total revenues of $4,420,058 for the year ended December 31, 2006 is $163,558 of revenue recognized that was deferred from prior years and hence does not result in cash in the current year.

Cost of sales for the year ended December 31, 2006 was $2,311,412 compared to $1,652,033 in 2005, an increase of 40% respectively. Cost of product sales includes direct manufacturing labour and materials costs, allocated overhead including depreciation, and non-cash stock-based compensation related to the granting of stock options to employees and consultants engaged in manufacturing activities.

Overall gross margin for the year ended December 31, 2006 was 48% compared to 53% for 2005 due to reduced sales, both in absolute and relative terms, of biodefense products, which generate higher per unit profits than other products. The reduced margin is also due to increased payroll costs and higher rent and facility costs following the Company’s move to a larger facility in October 2005 partially offset by an increase in higher margin contract service and collaboration fees. Going forward, the Company expects variation in gross margin based on product mix and the scale up and automation of its manufacturing operations to meet the needs of its growing clinical test business.

5

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Expenses

Research and development expenditures for the year ended December 31, 2006 increased to $6,393,641 from $4,387,304 in 2005, an increase of 46%. The increase is primarily due to the cost incurred by the Company in the development of a next generation RAMP reader in the amount of $1,474,000, an increased license fee for nonexclusive license under patent rights to commercialize a RAMP test using a proprietary marker in the amount of $230,000, an increase in building rent, maintenance and utility costs of $203,000 and higher payroll costs to support increased product development activity on projects including tests for NT-proBNP, Flu A/B, Staph A and BNP totaling $195,000. The increase is offset by lower stock-based compensation expense, in the amount of $171,000, due to a new vesting model adopted by the Company in March 2006 in which significant portions of the options vest in the latter part of the term, which is now extended from 18 months to 4 years.

Marketing and business development expenses for the year ended December 31, 2006 decreased 22% to $2,597,189 compared to $3,319,288 in 2005. The decrease is primarily due to a reduction in sales and marketing employees due to increased use of distributors resulting in lower payroll and benefit costs totaling $476,000, reduced travel, conference and advertisement costs in the amount of $216,000 and lower stock-based compensation expense in the amount of $79,000. This decrease was offset by an increase in expenses related to rent, product liability insurance and legal costs.

General and administrative expenses for the year ended December 31, 2006 increased to $2,545,713 compared to $2,386,328 in 2005, an increase of 7%. The increase is primarily due to increased payroll and recruiting costs of $262,000, an increase in building rent, maintenance and utility costs of $134,000, and increased insurance expense of $45,000. This increase is offset by lower professional fees related to investor relations in the amount of $133,000 and lower stock- based compensation expense in the amount of $88,000.

Other Income/Expenses

For the year ended December 31, 2006, interest expense amounted to $74,849 compared to $92,379 in 2005. Interest expense for debentures, including accretion, for the year ended December 31, 2006 amounted to $57,343 [2005 - $69,838]. Interest expense related to the line of credit for the year ended December 31, 2006 amounted to $12,419 [2005 - $19,258]. Other interest expense not related to the debentures or to the line of credit, for the year ended December 31, 2006 amounted to $5,087 [2005 - $3,283].

Amortization of deferred financing costs for the year ended December 31, 2006 was $37,926 [2005 - $73,047]. These costs relate to the amortization of the estimated fair value of warrants issued to a guarantor as part of a credit facility agreement and the convertible debentures from an October 2005 financing.

During the year ended December 31, 2006, the Company earned interest income of $135,663 [2005 - $13,417], relating to higher average funds on deposit.

6

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Loss

For the year ended December 31, 2006, the Company reported a loss of $9,328,167 or $0.10 per share compared to a loss of $8,424,983 or $0.12 per share in 2005. The increase in loss for the year ended December 31, 2006 compared to 2005 is primarily due to increased research and development expenditures for new research and development projects, including the Company’s next generation RAMP reader, license fees for rights to develop a RAMP NT-proBNP Test, higher payroll expenses and an increase in facility costs.

A comparison of the results of operations for the years ended December 31, 2005 to 2004 is disclosed in the Management Discussion and Analysis as at and for the year ended December 31, 2005, dated April 27, 2006.

SELECTED ANNUAL INFORMATION FOR 2006, 2005, AND 2004

The following table sets forth consolidated financial data for the Company’s last three fiscal years:

	2006	2005	2004
	$	$	$
Total Revenue	4,420,058	3,489,680	2,676,881
Loss	(9,328,167)	(8,424,983)	(4,938,975)
Loss Per Share – Basic and Diluted	(0.10)	(0 .12)	(0.08)
Total Assets	12,966,931	2,253,939	4,544,784
Total Long-Term Obligations (1)	-	1,012,584	-

(1)

The long-term obligation balance in 2005 of $1,012,584 represents the accounting value as at December 31, 2005 of $1,579,000 principal in convertible redeemable debentures as described in note 8 to the audited consolidated financial statements as at December 31, 2006.

SUMMARY OF QUARTERLY RESULTS

The table below sets forth selected data derived from the Company’s unaudited interim consolidated financial statements prepared in accordance with Canadian GAAP for the eight previous quarters ended December 31, 2006.

	2006	2006	2006	2006	2005	2005		2005	2005
	Q4	Q3	Q2	Q1	Q4	Q3		Q2	Q1
	$	$	$	$	$	$	$	$	$
Total Revenue	1,123,693	1,435,815	1,122,365	738,185	1,043,215	719,729		929,919	796,817
Gross Profit	528,723	647,448	603,615	328,860	563,645	374,510		478,006	421,486
Gross Margin	47%	45%	54%	45%	54%	52%		51%	53%
Expenses	4,032,526	2,507,170	2,605,643	2,391,204	3,545,196	2,255,665		2,325,385	1,966,674
Loss	(3,431,451)	(1,833,288)	(1,872,023)	(2,191,405)	(3,031,101)	(1,933,580)		(1,883,294)	(1,577,008)
Loss per Share – Basic
and Diluted	(0.03)	(0.02)	(0.02)	(0.03)	(0.04)	(0.03)		(0.03)	(0.02)
Total Assets	12,966,931	5,936,076	8,206,769	10,164,602	2,253,939	2,049,527		2,733,627	3,297,073

7

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Quarter-to-quarter variability and the general trending increase in revenue is driven primarily by the following factors:

•

Generally increasing market acceptance of the Company’s products with 2006 being the third full year of sales for West Nile Virus products, the third full year for biodefense products and the initial launch of clinical products occurring internationally in mid 2004, in the US in the first quarter of 2005, and in Japan in the second quarter of 2006;

•	Seasonality related to the demand for RAMP West Nile Virus Tests where the majority of the year’s sales generally occur in the second and third quarters;
•

The timing of achievement of services contract milestones and corresponding revenue recognition as well as a general increase in contract service fees and revenue from collaborative development agreements with partners;

•	The shift in US Department of Homeland Security priorities, since late 2005, which continued in 2006; and
•	The timing of cardiac product orders from its distributors in China and Japan.

The losses reported are primarily the result of increased research and development expenditures for new product development and to improve current products, a general increase in infrastructure across all functions to support anticipated sales and partnering requirements. In 2005, the Company experienced greater direct sales, marketing and business development expenditures and since the first quarter of 2006 altered it’s sales strategy putting a relatively greater emphasis on the utilization of distributors and partners.

FOURTH QUARTER

Total revenue increased by 8% for the quarter ended December 31, 2006 compared to the quarter ended December 31, 2005. Product sales for the quarter ended December 31, 2006 increased to $945,165 from $746,604 for the same period in 2005, an increase of 27%. The increase was largely due to increased sales to distributors including sales to Shionogi & Co., Ltd. of Japan and recurring test sales to our growing customer base. Service revenue for the quarter ended December 31, 2006 decreased by 40% to $178,528 from $296,609 for the same period in 2005. The decrease was primarily due to the timing of the performance of services required to recognize service revenue from the Company’s collaborations.

Gross profit margin for the quarter ended December 31, 2006 decreased to 47% from 54% for the same period in 2005 due to reduced sales, both in absolute and relative terms, of biodefense products which generate higher per unit profits than other products, decrease in higher margin contract service and collaboration fees, as well as increased payroll cost.

Expenses for the quarter ended December 31, 2006 increased to $4,032,526 from $3,545,196 for the same period in 2005, an increase of 14%. The increase is primarily due to costs incurred by the Company, for professional fees, in the development of a next generation RAMP reader in the amount of $720,000 and also due to higher payroll and benefit costs related to the hiring of additional expertise in all departments to support growing product development and selling activities in the amount of $174,000. The increase was offset by lower stock-based compensation expense in the amount of $317,000 and reduced selling expenses due to a reduction in promotional incentives in the amount of $57,000.

8

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Total assets as at December 31, 2006 increased to $12,966,931 from $2,253,939 as at December 31, 2005, an increase of 475%. The increase is due to an investment by 3M Company, in December 2006, which resulted in net proceeds to the Company of $9,129,839.

LIQUIDITY AND CAPITAL RESOURCES

The Company has financed its operations primarily through equity and debt financings. As of December 31, 2006, the Company has raised approximately $58 million from the sale and issuance of equity securities and convertible debt, net of issue costs.

The Company’s working capital as at December 31, 2006 was $9,263,593, an increase of $12,169,145 from negative working capital of $2,905,552 as of December 31, 2005. With the growth of its operations, the Company’s requirements for working capital are increasing. For the year ended December 31, 2006, the Company relied primarily on net proceeds of $20,156,499 from two equity private placements closed on March 30, 2006 and December 11, 2006, as fully disclosed in Note 10[a][i and ii] of the audited consolidated financial statements for the year ended December 31, 2006, gross profit margin from sales of products and collaborative research services to fund its expenditures, as well as use of its line of credit facility until it was terminated on March 31, 2006.

For the year ended December 31, 2006, the Company incurred losses of $9,328,167 versus losses of $8,424,983 in 2005. Until the Company receives greater revenue from product sales, it expects that it will continue to fund its operations from a combination of the issuance of equity securities, contract service fees, revenues from collaborative research arrangements, and debt financing, as appropriate and where available.

As at December 31, 2006, the Company had 15,263,540 warrants outstanding at exercise prices between $0.50 and $0.62 per share, which if fully exercised, would result in the receipt of approximately $9.2 million. The Company also had 7,593,350 stock options outstanding of which 3,425,914 were exercisable at prices between $0.33 and $1.10 per share and which, if fully exercised, would result in the receipt of approximately $2.2 million.

RISKS AND UNCERTAINTIES

Although the Company believes that there is a significant market opportunity for its diagnostic products, the markets for rapid on-site and point-of-care diagnostic tests are fragmented and still in their early stages of growth. Accordingly, there are a variety of risks that the Company will face in order to be successful:

1) Financial results: The Company’s inability to generate sufficient cash flows may result in it not being able to continue as a going concern. The Company’s audited consolidated financial statements have been prepared on a going concern basis, which presumes the realization of assets and the settlement of liabilities in the normal course of operations. The Company has incurred significant losses to date and as at December 31, 2006 had an accumulated deficit of $53,592,082 and has not generated positive cash flow from operations. In view of these conditions, the ability of the Company to continue as a going concern is dependant upon its ability to obtain additional financing and on achieving profitable operations. The outcome of these matters can not be predicted at this time. The audited consolidated financial statements for the years presented do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue in business; 2) Need to raise additional capital: The Company has incurred substantial operating losses and has had an ongoing need to raise additional funds to

9

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

continue conducting its research and development programs and clinical trials, purchase capital equipment and commercialize its products. The Company is pursuing arrangements for additional capital, however there is no certainty that funds will be available on acceptable terms, if at all. If additional funds are not obtained, the Company would have to curtail its current operations resulting in a material adverse impact on its business; 3) Managing growth: The Company may not be able to effectively and efficiently manage the planned growth of its operations and, as a result, it may find itself unable to effectively compete in the marketplace with its products resulting in lost revenue, poor operational performance and sustained losses; 4) Suppliers: Some of the Company’s raw materials and services are provided by sole-source suppliers. In the event a sole-sourced material or service became unavailable, there may be a delay in obtaining an alternate source, and the alternate source may require significant development and time to meet product specifications; 5) Alliances: The Company relies significantly on strategic alliance partners to develop and commercialize products and on third party distributors to market and sell its products. If the Company is unable to successfully establish or maintain acceptable agreements with potential and existing partners and distributors, its ability to access various markets profitably with its products may be significantly restricted; 6) Intellectual property: The Company may not be able to adequately protect its technology and proprietary rights, and third parties may claim that the Company infringes their proprietary rights. There are many patent claims in the area of lateral flow immunoassays and some patent infringement lawsuits have occurred amongst parties other than ourselves, with respect to patents in this area; 7) Product liability: The Company may be subject to product liability claims, which may adversely affect its operations. Although the Company currently maintains product liability insurance, it cannot assure that this insurance is adequate, and, at any time, it is possible that such insurance coverage may cease to be available on commercially reasonable terms, or at all; 8) Market, competition and technological risk: Significant efforts are being made by companies with greater resources than the Company to develop competing technologies and products. The success of the Company will depend upon the ability of the Company to demonstrate that the competitive performance of its products. Particularly important to its future results of operations will be the Company’s success in developing the point-of-care NT-proBNP market; 9) Industry consolidation: The market for immunoassay-based diagnostic testing is rapidly changing as a result of recent consolidation in the industry. The impact of consolidation of several major competitors in the market for immunoassay testing is difficult to predict and may harm the business; 10) Government regulation: For clinical testing applications the Company requires a number of regulatory approvals to market its products and obtaining these approvals can be uncertain, costly and time consuming; the Company is also subject to ongoing regulation of the products for which it has already obtained regulatory clearance or approval, among other things, which may result in significant costs or in certain circumstances, the suspension or withdrawal of previously obtained clearances or approvals; 11) Third-party re-imbursement: Sales and pricing of medical products, including the Company’s, are affected by third-party reimbursement. Depending on manufacturing costs, the Company may not be able to profitably sell its products at prices that would be acceptable to third party reimbursement programs; 12) Seasonality: The business and industry is affected by seasonality, including governmental budget cycles. The Company may not be able to successfully scale up operations to meet demand during peak seasonal periods or scale down operations during periods of low demand, which could result in lost revenue and/or adversely affect cash flows and losses; 13) Financial and accounting regulation: Evolving regulation of corporate governance and public disclosure may result in additional expenses and continuing uncertainty; investor confidence and share value may be adversely impacted if the Company’s independent auditors are unable to provide it with the attestation of the adequacy of the Company’s internal controls over financial reporting, as required by Section 404 of the US Sarbanes-Oxley Act of 2002; Future changes in financial accounting standards or practices or existing taxation rules or practices may cause adverse unexpected revenue and/or expense fluctuations and affect the reported results of operations;

10

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

valuation of stock-based payments, which the Company is required to perform for purposes of recording compensation expense under FAS 123(R), involves significant assumptions that are subject to change and difficult to predict; and 14) Interest rate and foreign exchange: The Company is subject to risk that the Company’s results of operations are affected by fluctuations in interest rates and foreign exchange rates and the degree of volatility of these rates. The Company is subject to foreign exchange risk as a majority of its revenues are denominated in US dollars. The Company mitigates foreign exchange risk by maintaining a US dollar bank account for all US revenues and expenditures, thereby minimizing currency exchange. Interest rate risk arises due to the Company’s cash and cash equivalents and short-term investments being invested in variable rate securities and in the future by the Company’s loans which may have fixed and variable interest rates.

Additional information relating to the Company is available by accessing the SEDAR website at www.sedar.com, including information about risks, uncertainties and other factors which may cause the actual results, performance or achievement of the Company, or industry results, to be materially different from any future results. Such factors include, among others, those described in the Company's annual report on Form 20-F.

MATERIAL COMMITMENTS AND CONTRACTUAL OBLIGATIONS

As at December 31, 2006, the Company had the following material commitments and contractual obligations.

Commitments and Obligations	Total	< 1 Year	1 – 3 Years	4 – 5 Years	> 5 Years
	$	$	$	$	$
License Fees	945,922	884,922	33,000	22,000	6,000
Facility Sublease	710,000	710,000	-	-	-
Equipment	327,273	327,273	-	-	-
Design and Engineering Services	516,902	516,902	-	-	-

Total	2,500,097	2,439,097	33,000	22,000	6,000

OFF BALANCE SHEET ARRANGEMENTS

The Company does not have any off balance sheet arrangements requiring disclosure.

OUTSTANDING SHARE CAPITAL

As at December 31, 2006 there were 113,464,862 common shares issued and outstanding for a total of $56,672,492 in share capital, 7,593,350 (of which 3,425,914 were exercisable) common shares issuable upon the exercise of outstanding stock options at a weighted-average exercise price of $0.61 per share, 3,246,125 common shares reserved for future grant or issuance under the Company’s stock option plan and 15,263,540 common shares issuable upon the exercise of outstanding warrants at a weighted average exercise price of $0.61 per share.

As at April 25, 2007 there are 114,047,250 common shares issued and outstanding for a total of $56,975,505 in share capital, 9,003,537 (of which 3,348,613 were exercisable) common shares issuable upon the exercise of outstanding stock options at a weighted-average exercise price of $0.64 per share, 1,518,625 common shares reserved for future grant or issuance under the Company’s

11

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

stock option plan and 14,998,465 common shares issuable upon the exercise of outstanding warrants at a weighted average exercise price of $.61 per share.

TRANSACTIONS WITH RELATED PARTIES

The following payments were made to directors or companies related to or under their control:

	2006	2005
	$	$
Strategic consulting services	66,500	85,301
Directors’ fees	80,000	—
	146,500	85,301

During the year the Company entered into an agreement with a development partner, whereby the development partner became a shareholder of the Company. During the year, the Company earned revenues totaling $171,225 (US $150,000) [2005 - Nil; 2004 - Nil], from this shareholder, on account of a co-development agreement entered into prior to this shareholder becoming a related party. As at December 31, 2006, the accounts receivable related to this revenue remained outstanding and was included in the balance of trade receivables.

All related party transactions are recorded at their exchange amounts, established and agreed between the parties.

FINANCIAL INSTRUMENTS

Certain of the Company’s financial instruments, including cash and cash equivalents, short-term investments, trade receivables, other receivables, accounts payable, the carrying amounts approximate fair values due to their short term nature.

The Company performs ongoing credit checks on its customers and requires orders to be prepaid by certain customers. As at December 31, 2006, four [2005 - four] customers represent 80% [2005 - 76%] of the trade receivables balance. The Company has good credit history with these customers and the amounts due from them are generally received as expected.

Financial risk is the risk to the Company’s results of operations that arise from fluctuations in interest rates and foreign exchange rates and the degree of volatility of these rates. The Company is subject to foreign exchange risk as a majority of its revenues are denominated in US dollars. The Company minimizes this risk by maintaining a US dollar bank account for all US sales revenues and expenditures, thereby minimizing currency exchange.

Interest rate risk arises due to the Company’s cash and cash equivalents and short-term investments being invested in variable rate securities.

DISCLOSURE AND FINANCIAL REPORTING CONTROLS

Management has established and maintained disclosure controls and procedures for the Company in order to provide reasonable assurance that material information relating to the Company is made known to it in a timely manner. Management has evaluated the effectiveness of the Company’s disclosure controls and procedures as of December 31, 2006 and is not aware of any material changes to these controls and procedures; it believes them to be effective in providing such reasonable assurance.

12

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Management is also responsible for the design of internal controls over financial reporting in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP. Management has evaluated the design of the Company’s internal controls and procedures over financial reporting as of December 31, 2006, and believes the design to be sufficient to provide such reasonable assurance.

Certain weaknesses were identified in the internal controls over financial reporting. Due to the size of the Company, it is not feasible to achieve complete segregation of duties to provide effective controls over financial reporting. Also, the Company may not have the necessary in-house knowledge to address complex accounting, taxation and legal issues that may arise. These weaknesses and their related risks are not uncommon in a company of the size of Response Biomedical because of limitations in size and number of staff. In the fourth quarter of 2006, the Company made significant changes to its controls in the course of implementing a new enterprise resource planning system. The Company’s 2006 audited consolidated financial statements and annual report were prepared using the legacy accounting system as a check on the new system. Management has identified certain areas where it can enhance controls and intends to incorporate such enhancements over the next 12 months. Management employs compensating controls, primarily at the entity level, to mitigate the risk of a material misstatement in financial reporting.

While Management believes that the current disclosure and internal controls and procedures provide a reasonable level of assurance, it cannot be expected that existing disclosure controls and procedures or internal financial controls will prevent all human error and circumvention or overriding of controls and procedures. A control system, no matter how well conceived or operated can only provide reasonable, not absolute, assurance that the objectives of the control system are met.

13

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The consolidated financial statements contained in this annual report have been approved by the board of directors and were prepared by management using Canadian generally accepted accounting principles. Management is responsible for the preparation and integrity of the consolidated financial statements and all other information in the annual report, and for ensuring that this information is consistent, where appropriate, with the information contained in the consolidated financial statements.

Management has developed and is maintaining a system of policies and procedures and internal controls to obtain reasonable assurance that the Company’s assets are safeguarded, transactions are authorized and financial information is reliable. The Board of Directors is responsible for ensuring that management fulfills its responsibility for financial reporting and internal control. The Board of Directors exercises this responsibility principally through the Audit Committee. The Audit Committee consists of three directors not involved in the daily operations of the Company. The Audit Committee meets with management and the external auditors to satisfy itself that management’s responsibilities are properly discharged and to review the consolidated financial statements prior to their presentation to the Board of Directors for approval.

The external auditors, Ernst & Young LLP, conducted an independent audit of the consolidated financial statements in accordance with Canadian generally accepted auditing standards. Their report expresses their opinion on the consolidated financial statements of the Company. The external auditors have free and full access to the Audit Committee with respect to their findings.

William J. Radvak	Robert G. Pilz
President and Chief Executive Officer	Chief Financial Officer

AUDITOR’S REPORT

To the Shareholders of
Response Biomedical Corporation

We have audited the consolidated balance sheets of Response Biomedical Corporation as at December 31, 2006 and 2005 and the consolidated statements of loss and deficit and cash flows for each of the years in the three year period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

14

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these financial statements present fairly, in all material respects, the consolidated financial position of the Company as at December 31, 2006 and 2005 and the results of its operations and cash flows for each of the years in the three year period ended December 31, 2006 in conformity with Canadian generally accepted accounting principles, which differ in certain respects from accounting principles generally accepted in the United States of America (see Note 16 (restated) to the consolidated financial statements).

Vancouver, Canada,	Chartered Accountants
April 25, 2007.

Comments by Auditors for United States Readers on
Canada-United States Reporting Difference

United States reporting standards for auditors require the addition of an explanatory paragraph when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in note 1 to the consolidated financial statements. Although we conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), our report to the shareholders dated April 25, 2007 is expressed in accordance with Canadian reporting standards which do not permit a reference to such conditions and events in the auditors’ report when these are adequately disclosed in the financial statements.

Vancouver, Canada,	Chartered Accountants
April 25, 2007.

15

Consolidated Financial Statements

Response Biomedical Corporation
(Expressed in Canadian dollars)
December 31, 2006 and 2005

Response Biomedical Corporation
Incorporated under the laws of British Columbia

CONSOLIDATED BALANCE SHEETS
[See Note 1 - Basis of Presentation and Going Concern Uncertainty]

(Expressed in Canadian dollars)

As at December 31

	2006	2005
	$	$

ASSETS
Current
Cash and cash equivalents	5,707,076	175,683
Short-term investments (market value equals $3,459,780)	3,459,780	—
Trade receivables, net [note 3]	568,207	421,672
Other receivables	74,453	59,859
Inventories [note 4]	1,189,111	693,915
Prepaid expenses and other	368,036	70,578
Total current assets	11,366,663	1,421,707
Property, plant and equipment [note 5]	1,579,892	710,400
Deferred costs [notes 6, 7 and 8]	20,376	121,832
	12,966,931	2,253,939

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIENCY)
Current
Bank indebtedness [note 7]	—	1,070,514
Accounts payable and accrued liabilities	1,995,593	2,334,513
Subscription funds received	—	766,045
Deferred revenue - current portion [note 9]	107,477	156,187
Total current liabilities	2,103,070	4,327,259
Deferred revenue [note 9]	108,685	92,888
Convertible debentures [note 8]	—	1,012,584
	2,211,755	5,432,731
Commitments and contingencies [note 13]
Shareholders’ equity (deficiency)
Share capital [note 10[a]]	56,868,133	35,743,700
Contributed surplus [note 10[a]]	7,479,125	5,341,423
Deficit	(53,592,082)	(44,263,915)
Total shareholders’ equity (deficiency)	10,755,176	(3,178,792)
	12,966,931	2,253,939

See accompanying notes

On behalf of the Board:

William J. Radvak	Brian G. Richards
Director	Director

Response Biomedical Corporation

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

Years ended December 31	(Expressed in Canadian dollars)

	2006	2005	2004
	$	$	$

REVENUE
Product sales [note 14]	3,786,337	3,088,638	2,127,196
Contract service fees and revenues from
collaborative development
arrangements [notes 11 and 14 ]	633,721	401,042	549,685
Total revenue	4,420,058	3,489,680	2,676,881
Less: cost of sales -
products and services [note 10[c]]	2,311,412	1,652,033	1,388,549
Gross profit	2,108,646	1,837,647	1,288,332

EXPENSES
Research and development [note 10[c]]	6,393,641	4,387,304	2,394,974
Marketing and business development [note 10[c]]	2,597,189	3,319,288	1,758,918
General and administrative [notes 10[c] and 11]	2,545,713	2,386,328	1,893,327
Expenses	11,536,543	10,092,920	6,047,219

OTHER EXPENSES (INCOME)
Interest expense [notes 7 and 8]	74,849	92,379	35,263
Deferred financing costs [note 6]	37,926	73,047	138,016
Interest income	(135,663)	(13,417)	(2,948)
Gain on disposal of assets	(123)	(6,834)	—
Foreign exchange (gain) loss	(76,719)	24,535	9,757
Other expenses (income)	(99,730)	169,710	180,088
Loss for the year	(9,328,167)	(8,424,983)	(4,938,975)

Deficit, beginning of year	(44,263,915)	(35,838,932)	(30,899,957)
Deficit, end of year	(53,592,082)	(44,263,915)	(35,838,932)

Loss per common share - basic and diluted
[note 10[f]]	($0.10)	($0.12)	($0.08)
Weighted average number of common shares
outstanding [note 10[f]]	91,060,203	67,631,104	58,713,725

See accompanying notes

Response Biomedical Corporation

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31

	2006	2005	2004
(Expressed in Canadian dollars)	$	$	$

OPERATING ACTIVITIES
Loss for the year	(9,328,167)	(8,424,983)	(4,938,975)
Add (deduct) items not involving cash:
Amortization of property, plant and equipment	240,580	218,921	206,816
Gain on disposal of property, plant and equipment	(123)	(6,834)	—
Stock-based compensation [note 10[c]]	648,257	1,007,525	814,682
Amortization of deferred costs [note 6]	48,126	73,047	138,016
Accretion of convertible debentures [note 8]	21,989	48,040	—
Deferred leasehold inducement	—	(8,690)	(7,447)
Directors’ fee [note 11]	80,000	—	—
Changes in non-cash working capital:
Trade receivables	(146,535)	(176,887)	(93,227)
Other receivables	(14,594)	(21,582)	(24,195)
Inventories	(525,772)	330,196	(449,831)
Prepaid expenses and other	(297,458)	(18,502)	(37,696)
Accounts payable and accrued liabilities	(306,613)	1,475,011	149,630
Deferred revenue	(32,913)	3,299	194,568
Cash used in operating activities	(9,613,223)	(5,501,439)	(4,047,659)

INVESTING ACTIVITIES
Short-term investments	(3,459,780)	—	—
Purchase of property, plant and equipment	(1,122,580)	(535,068)	(312,907)
Proceeds on disposal of property, plant and equipment	12,631	6,834	—
Cash used in investing activities	(4,569,729)	(528,234)	(312,907)

FINANCING ACTIVITIES
Proceeds from issuance of common shares, and
warrants, net of share issue costs and prepaid
subscriptions [notes 8 and 10[a]]	20,784,859	141,085	8,661,177
Proceeds from share subscriptions received
prior to close of financing	—	766,045	—
Proceeds from (repayment of) bank indebtedness	(1,070,514)	1,070,514	(1,401,786)
Proceeds from debentures [note 8]	—	1,579,000	—
Deferred financing and share issue costs	—	(70,690)	—
Proceeds from (repayment of) loan from shareholders
and directors	—	—	(180,279)
Cash provided by financing activities	19,714,345	3,485,954	7,079,112

Increase (decrease) in cash during the year	5,531,393	(2,543,719)	2,718,546
Cash and cash equivalents, beginning of year	175,683	2,719,402	856
Cash and cash equivalents, end of year	5,707,076	175,683	2,719,402

Cash and cash equivalents, end of year	5,707,076	175,683	2,719,402
Short-term investments, end of year	3,459,780	—	—
Cash and cash equivalents and short-term
investments, end of year	9,166,856	175,683	2,719,402

Supplemental disclosure
Interest Paid in Cash	52,159	44,339	35,263

See accompanying notes

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2006	(Expressed in Canadian dollars)

1. BASIS OF PRESENTATION AND GOING CONCERN UNCERTAINTY

Response Biomedical Corporation (the “Company”) was incorporated on August 20, 1980 under the predecessor to the Business Corporations Act (British Columbia). The Company is engaged in the research, development, commercialization and distribution of diagnostic technologies for the medical point of care (“POC”) and on-site environmental testing markets. POC and on-site diagnostic tests (or assays) are simple, non-laboratory based tests performed using portable hand-held devices, compact desktop analyzers, single-use test cartridges and/or dipsticks. Since 1996, the Company has developed and commercialized a proprietary diagnostic system called RAMP®.

The RAMP System is a portable fluorescence immunoassay-based diagnostic technology that combines the performance of a clinical lab with the convenience of a dipstick test - establishing a new paradigm in diagnostic testing. Immunoassays are extremely sensitive and specific tests used to identify and measure small quantities of materials, such as proteins. Any biological molecule and most inorganic materials can be targeted. Accordingly, the RAMP technology is applicable to multiple distinct market segments and many products within those segments. RAMP tests are now commercially available for use in the early detection of heart attack, congestive heart failure, environmental detection of West Nile Virus, and biodefence applications including the rapid on-site detection of anthrax, smallpox, ricin and botulinum toxin.

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) on a going concern basis, which presumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

The Company’s inability to generate sufficient cash flows may result in it not being able to continue as a going concern. The Company’s consolidated financial statements have been prepared on a going concern basis, which presumes the realization of assets and the settlement of liabilities in the normal course of operations. The Company has incurred significant losses to date and as at December 31, 2006 had an accumulated deficit of $53,592,082 and has not generated positive cash flow from operations. Management has been able, thus far, to finance the operations through a series of debt and equity financings. In March 2006, the Company raised net proceeds of $11,026,661 in connection with a private placement. In December 2006, the Company raised an additional $9,129,839 through another private placement. The Company has also received cash from the exercise of outstanding stock options and warrants during the year in the amount of $2,609,400 and $464,720, respectively. Management continues to seek other sources of financing on favourable terms; however, there are no assurances that any such financing can be obtained on favourable terms, if at all. In view of these conditions, the ability of the Company to continue as a going concern is dependant upon its ability to obtain such financing and, ultimately, on achieving profitable operations. The outcome of these matters cannot be predicted at this time. The consolidated financial statements for the years presented do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue in business.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2006	(Expressed in Canadian dollars)

1. BASIS OF PRESENTATION AND GOING CONCERN UNCERTAINTY (cont’d)

The accompanying consolidated financial statements reflect, in the opinion of management, all adjustments (which include reclassifications and normal recurring adjustments) necessary to present fairly the financial position at December 31, 2006 and its results of operations and its cash flows for the year then ended and for all such periods presented.

2. SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with Canadian GAAP. A reconciliation of amounts presented in accordance with United States generally accepted accounting principles is detailed in note 16. A summary of the significant accounting policies is as follows:

Basis of consolidation

These consolidated financial statements include the accounts of Response Biomedical Corporation and its wholly-owned subsidiaries, Response Biomedical Inc., an active US company with nominal assets and liabilities and no operations of its own, and Response Development Inc., an inactive Canadian company with nominal assets and liabilities.

Use of estimates

The preparation of these consolidated financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Areas of significant estimates include allowance for bad debt, the estimated life of property, plant and equipment, provisions for inventory obsolescence, accrual for warranty, provisions for sales returns and allowances, stock-based compensation expense, the accreted interest expense related to convertible debentures and valuation allowance on future income tax assets. Actual results could differ from those estimates.

Cash and cash equivalents

Cash and cash equivalents consist of unrestricted cash and short-term investments having an initial maturity of 90 days or less at the time of acquisition.

Short-term investments

All highly liquid financial instruments with an original maturity greater than 90 days are considered to be short-term investments. Short-term investments are recorded at the lower of cost plus accrued interest and market value.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2006	(Expressed in Canadian dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (cont’d.)

Inventories

Raw materials inventory is carried at the lower of actual cost, determined on a first-in first-out basis, and replacement cost. Finished goods and work in process inventories are carried at the lower of weighted average cost and net realizable value. Cost of finished goods and work in process inventories includes direct materials, direct labour and applicable overhead.

Property, plant and equipment

Property, plant and equipment is recorded at cost and amortized over its estimated useful lives using the straight-line method as follows:

Office and laboratory furniture and equipment	5 years
Office and laboratory computer equipment	3 years
Computer software	2 years
Manufacturing equipment	5 years
Manufacturing molds	2 years
Leasehold improvements	Term of lease

Deferred financing and share issue costs

Deferred financing costs reflect the costs incurred in connection with bank indebtedness financings and convertible debentures and are amortized on a straight-line basis over the terms of the respective agreements until the time the bank indebtedness is repaid or until the debentures are converted, respectively after which the balance of the unamortized amount is transferred to share capital. Deferred share issue costs represent costs incurred in connection with share financings and are offset against share capital at the time the share financing closes.

Foreign currency translation

Monetary items denominated in foreign currencies, including those of the Company’s US integrated subsidiary, are translated into Canadian dollars using exchange rates in effect at the balance sheet date and all other assets and liabilities are translated at historical exchange rates. Revenue and expense items are translated at the average monthly exchange rate. Foreign exchange gains and losses are included in the determination of loss for the year.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2006	(Expressed in Canadian dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (cont’d.)

Warranty accrual

The Company offers a warranty on its products. The Company estimates costs that may be incurred under its warranty program as liabilities at the time the products are sold. Factors that affect the Company’s warranty liability include the number of units sold, anticipated rate of warranty claims, and costs per claim, which require management to make estimates about future costs. The Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary.

Revenue Recognition

Product sales are recognized upon the shipment of products to distributors, if a signed contract exists, the sales price is fixed and determinable, collection of the resulting receivables is reasonably assured and any uncertainties with regard to customer acceptance are insignificant. Sales are recorded net of discounts and sales returns. A provision for the estimated warranty expense is established by a charge against cost of sales at the time the product is sold.

Contract service fees are recorded as revenue as the services are performed pursuant to the terms of the contract provided collectibility is reasonably assured. Upfront fees from collaborative research arrangements which are non-refundable and require the ongoing involvement of the Company are deferred and amortized into income on a straight-line basis over the term of ongoing development. Upfront fees from collaborative research arrangements which are refundable are deferred and recognized once the refundability period has lapsed.

Research and development costs

Research costs are expensed in the year incurred. Development costs are expensed in the year incurred unless the Company believes a development project meets Canadian GAAP criteria for deferral and amortization. To date, no development costs have been deferred.

Loss per common share

Basic loss per common share is calculated using the weighted average number of common shares outstanding during the year, excluding contingently issuable shares. Diluted loss per common share is equivalent to basic loss per common share as the outstanding options, warrants and convertible securities are anti-dilutive.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2006	(Expressed in Canadian dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (cont’d.)

Future income taxes

The Company accounts for income taxes using the liability method of tax allocation. Future income taxes are recognized for the future income tax consequences attributable to differences between the carrying values of assets and liabilities and their respective income tax bases. Future income tax assets and liabilities are measured using substantively enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to reverse. The effect on future income tax assets and liabilities of a change in substantively enacted rates is included in earnings in the period that includes the enactment date. Future income tax assets, net of a valuation allowance, are recorded in the consolidated financial statements if realization is considered more likely than not.

Stock-based compensation

The Company grants stock options to executive officers, directors, employees and consultants pursuant to a stock option plan described in note 10 (b) to the consolidated financial statements. The Company uses the fair value method of accounting for all stock-based awards for non-employees and for all stock-based awards granted, modified or settled since January 1, 2003 for awards to employees. The fair value of stock options is determined using the Black-Scholes option-pricing model, which requires certain assumptions, including future stock price volatility and expected time to exercise. Changes to any of these assumptions could produce different fair values for stock-based compensation.

Effective January 1, 2006, the Company changed its policy for accounting for stock-based awards to estimate forfeitures in each reporting period on stock options granted to executive officers, directors, employees and consultants. Previously, the Company reversed stock-based compensation expense on unvested stock options forfeited during the year. This change in accounting policy had no impact on stock-based compensation expense for the years ended December 31, 2005 and 2004.

Government assistance

Government grants are recorded as a reduction of the related expenditure when there is reasonable assurance that the Company has complied with all conditions necessary to receive the grants and collectibility is reasonably assured.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2006	(Expressed in Canadian dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (cont’d.)

Convertible debentures

The carrying value of the convertible debentures is calculated as the present value of the required interest and principal payments discounted at a rate approximating the interest rate that would have been applicable to non-convertible debentures at the time the debentures were issued. The difference between the face value and the estimated carrying value of the debt is recorded as contributed surplus. The carrying value of the convertible debentures is accreted to the principal amount using the effective yield method as additional non-cash interest expense over the term of the debentures. On conversion of the debentures, the initial amount recorded to debentures along with the value of conversion options exercised and value of warrants exercised, which was initially recorded to contributed surplus, and accreted interest net of cash interest payments is recorded to share capital.

3. FINANCIAL INSTRUMENTS

For certain of the Company’s financial instruments, including cash and cash equivalents, short-term investments, trade receivables, other receivables, accounts payable and convertible debentures, the carrying amounts approximate fair values due to their short-term nature.

The Company performs ongoing credit checks on its customers and requires orders to be prepaid by certain customers. As at December 31, 2006, four [2005 - four] customers represent 80% [2005 - 76%] of the trade receivables balance. The Company has good credit history with these customers and the amounts due from them are generally received as expected.

Financial risk is the risk to the Company’s results of operations that arises from fluctuations in interest rates and foreign exchange rates and the degree of volatility of these rates. The Company is subject to foreign exchange risk as a majority of its revenues are denominated in US dollars. The Company mitigates foreign exchange risk by maintaining a US dollar bank account for all US revenues and expenditures, thereby minimizing currency exchange. Interest rate risk arises due to the Company’s cash and cash equivalents and short-term investments being invested in variable rate securities.

4. INVENTORIES

	2006	2005
	$	$

Raw materials	574,720	355,985
Work in process	257,718	37,770
Finished goods	356,673	300,160
	1,189,111	693,915

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2006	(Expressed in Canadian dollars)

5. PROPERTY, PLANT AND EQUIPMENT

		Accumulated	Net book
	Cost	amortization	value
	$	$	$

2006
Office furniture and equipment	20,789	20,789	—
Office computer equipment	107,784	67,353	40,432
Laboratory furniture and equipment	456,424	411,642	44,782
Laboratory computer equipment	351,860	246,238	105,622
Computer software	236,788	89,961	146,826
Manufacturing equipment	1,321,821	105,333	1,216,488
Manufacturing molds	167,200	166,050	1,150
Leasehold improvements	46,110	21,518	24,592
	2,708,776	1,128,884	1,579,892

2005
Office furniture and equipment	20,789	20,789	—
Office computer equipment	70,595	57,475	13,120
Laboratory furniture and equipment	447,805	395,426	52,379
Laboratory computer equipment	303,865	161,328	142,537
Computer software	67,396	39,799	27,597
Manufacturing equipment	485,091	60,646	424,445
Manufacturing molds	167,200	159,914	7,286
Leasehold improvements	110,823	67,787	43,036
	1,673,564	963,164	710,400

As at December 31, 2006, $1,005,338 in assets related to the automation of the Company’s manufacturing operations [2005 - $158,000] were not yet in service and hence not amortized. Amortization expense amounted to $240,580 for the year ended December 31, 2006 [2005 - $218,921; 2004 - $206,816].

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2006	(Expressed in Canadian dollars)

6. DEFERRED COSTS

	2006	2005
	$	$
Beginning balance:
Financing costs	89,525	71,880
Share issue costs	32,307	—
Other deferred costs	—	—
	121,832	71,880
Additions:
Financing costs	—	90,692
Share issue costs	—	32,307
Other deferred costs	30,576	—
Reductions:
Amortization of financing costs	(37,926)	(73,047)
Amortization of other deferred costs	(10,200)	—
Financing costs recorded to share capital upon conversion
of debentures into shares	(15,659)	—
Financing costs recorded to share capital upon
termination of line of credit	(35,940)	—

Share issue costs recorded to share capital upon close of
equity financing	(32,307)	—
Ending balance:
Financing costs	—	89,525
Share issue costs	—	32,307
Other deferred costs	20,376	—
Share issue costs	20,376	121,832

For the year ended December 31, 2006, the Company had amortization expense of $48,126 ($37,926 related to deferred loan cost and $10,200 of other costs charged to cost of sales) [2005 - $73,047; 2004 - $138,016] [see notes 7 and 8].

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2006	(Expressed in Canadian dollars)

7. BANK INDEBTEDNESS

The Company’s line of credit in the amount of US $1,000,000 established with The Toronto Dominion Bank and originally set to expire June 30, 2006 was repaid following the closing of a $12,000,000 private placement in March 2006. The guarantor exercised 449,250 warrants at an exercise price of $0.42 per common share that were issued to the guarantor in regard to the line of credit agreement. On March 31, 2006, the line of credit facility was terminated at the request of the guarantor.

In 2005, the estimated fair value of the share purchase warrants, using the Black-Scholes pricing model, amounting to $71,880 was credited to contributed surplus and recorded as deferred financing costs and was being amortized over the term of the credit facility until the termination and simultaneous exercise of warrants in 2006, after which the balance was transferred to share capital.

Interest expense related to the line of credit for the year ended December 31, 2006, amounted to $12,419 [2005 - $19,258; 2004 - $22,177].

Other interest expense, not related to the line of credit and not related to debentures [see note 8], for the year ended December 31, 2006 amounted to $5,087 [2005 - $3,283; 2004 - $13,086].

8. CONVERTIBLE DEBENTURES

On October 21, 2005, the Company issued units comprising convertible debentures and common share purchase warrants in the aggregate face amount of $1,579,000 with a term of three-years bearing interest at 7% per annum payable quarterly. Each unit comprised a $1,000 principal amount convertible debenture and 1,190 common share purchase warrants for an aggregate amount of warrants with rights to purchase an aggregate amount of 1,879,010 common shares of the Company at a price of $0.50 per common share for a period of two years. The debenture conversion price was $0.42 per common share for the first two years, and $0.47 per common share in the third year.

The proceeds of the debentures were allocated to their debt and equity components. The liability component was initially recorded as $964,545, which was calculated as the present value of the interest and principal amounts discounted at a rate approximating the interest rate that would have been applicable to non-convertible debt at the time the debenture was issued. The residual amount of $614,455 was recorded in contributed surplus. The liability component was accreted to fair value over the term of the debenture as a non-cash charge to interest expense. As at December 31, 2006, the accounting value of the debt amounted to $nil [2005 - $1,012,584].

In the year ended December 31, 2006, a total of 3,759,519 shares were issued to debenture holders upon conversion. All of the debentures have been converted. The non-accreted discount amounts related to the converted debentures were recorded to share capital in the amount of $1,293,323. For the year ended December 31, 2006, interest expense, including accretion of debentures, amounted to $57,343 [2005 - $69,838; 2004 - Nil].

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2006	(Expressed in Canadian dollars)

9. DEFERRED REVENUE

	2006	2005
	$	$
Beginning balance:
Product sales	149,897	61,260
Contract service fees and revenues from
collaborative development arrangements	99,178	184,516
	249,075	245,776
Additions:
Product sales	151,864	107,057
Contract service fees and revenues from
collaborative development arrangements	10,000	70,000
Recognition of revenue:
Product sales	(85,599)	(18,420)
Contract service fees and revenues from	(109,178)	(155,338)
collaborative development arrangements
Ending balance:
Product sales	216,162	149,897
Contract service fees and revenues from
collaborative development arrangements	—	99,178
Total	216,162	249,075

	2006	2005
	$	$
Current portion deferred revenue - Product sales	107,477	57,009
Current portion deferred revenue - Contract service fees
and revenues from collaborative development arrangements	—	99,178
Total current deferred revenue	107,477	156,187

Long - term deferred revenue - Product sales	108,685	92,888
Long - term deferred revenue - Contract service fees
and revenues from collaborative development arrangements	—	—
Total long-term deferred revenue	108,685	92,888

Total	216,162	249,075

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2006	(Expressed in Canadian dollars)

10. SHARE CAPITAL AND CONTRIBUTED SURPLUS

[a]  Authorized - Unlimited common shares without par value.

	Issued and Outstanding		Contributed
	Number	Amount	Surplus
	#	$	$
Balance, December 31, 2004	67,435,472	35,606,778	3,662,970
Issued for cash:
Exercise of stock options	265,000	141,085	—
Share issue costs	—	(9,419)	—
Issued for non-cash consideration:
Stock- based compensation related
to stock options exercised	—	5,256	(5,256)
Convertible debentures issued
(net of issue costs) [note 8]	—	—	604,304
Warrants issued [notes 6 and 10[a]]	—	—	71,880
Stock- based compensation [note 10[c]]	—	—	1,007,525
Balance, December 31, 2005	67,700,472	35,743,700	5,341,423
Issued for cash:
Exercise of warrants	464,720	196,420	—
Exercise of stock options	2,579,525	1,175,579	—
Exercise of agent options [iv]	29,875	22,406	—
Private placement and financing, net of
issue costs and fair value of
warrants [i and ii]	38,797,419	17,940,140	2,216,359
Issued for non- cash consideration:
Conversion of debentures [note 8]	3,759,519	1,293,323	(274,409)
Directors’ fees [iii]	133,332	80,000	—
Value of warrants exercised net
of unamortized deferred cost [note 6]	—	35,940	(71,880)
Stock-based compensation related to
stock options exercised	—	378,450	(378,450)
Value of agent’s option exercised	—	2,175	(2,175)
Stock- based compensation [note 10[c]]	—	—	648,257
Balance, December 31, 2006	113,464,862	56,686,133	7,479,125

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2006	(Expressed in Canadian dollars)

10. SHARE CAPITAL AND CONTRIBUTED SURPLUS (cont’d.)

[i]

On March 30, 2006, the Company closed a private placement consisting of 24,000,000 units at a price of $0.50 per unit, each unit comprising one common share and one- half of one transferable common share purchase warrant, each whole warrant entitles the holder thereof to purchase one common share of the Company at a price of $0 .62 per share until March 30, 2008. Gross proceeds were $12,000,000 before share issuance costs of $973,339 for net proceeds to the Company of $11,026,661.

In connection with the financings, the Company paid cash commissions of $700,000, legal and professional fees of $240,670 and finders fees of $32,669. The Company also issued 1,400,000 agent’s warrants, each warrant entitling the holder thereof to purchase one common share of the Company at a price of $0.62 per share until March 30, 2008.

The 13,400,000 share purchase warrants issued as a result of the private placement have been classified as a separate component of equity, the fair value of which has been determined using the Black- Scholes pricing model using the following assumptions: dividend yield 0.0%; expected volatility 74%; risk- free interest rate 4.01%; and expected life of 2 years. Accordingly, $2,412,000 of the proceeds has been allocated as the fair value of the warrants, which is recorded in contributed surplus in the consolidated balance sheet.

Share issue costs totaling $973,339 were allocated to share capital in the amount of $777,698 and to contributed surplus in the amount of $195,641, proportional to the fair value of shares and warrants, respectively.

[ii]

On December 11, 2006 the Company closed a private placement for gross proceeds of $9,174,400 (US $8,000,000), before share issuance costs of $44,561, for net proceeds of $9,129,839 comprising of 14,797,419 shares at a price of $0.62 per share. Until December 11, 2007, the placee, 3M Company, has a pro rata right, based on their percentage equity ownership in the Company, on a fully diluted basis, to participate in subsequent issuances of equity securities of the Company.

[iii]	133,332 shares were issued to board members in payment of directors’ fees for joining, and assisting with the restructuring of the board of directors at a deemed price of $0.60 per share.

[iv]

In December 2004, the Company closed a private placement consisting of 3,911,667 units at a price of $0.75 per unit for gross proceeds of $2,933,750, before share issuance costs of $318,449 for net proceeds of $2,615,301. The private placement comprised a brokered amount of $2,227,500 in addition to a non- brokered amount of $706,250.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2006	(Expressed in Canadian dollars)

10. SHARE CAPITAL AND CONTRIBUTED SURPLUS (cont’d.)

Each unit comprised one common share and two one- half of one non-transferable common share purchase warrants. The first half-warrant entitled the holder to purchase one common share of the Company for each whole warrant at a price of $1.00 per share, expiring on December 30, 2005. The second half- warrant entitled the holder to purchase one common share of the Company for each whole warrant at a price of $1.25 per share up to December 30, 2005 and at a price of $1.50 per share from December 31, 2005 expiring on December 30, 2006.

The 100,000 units were valued at the market price of $75,000 and were recorded as share issuance cost. In addition, the Company granted a non- transferable option entitling the agent to purchase 391,167 units, exercisable at a price of $0.75 per unit. The fair value of this unit option of $50,852, was estimated using the Black-Scholes option pricing model with the following assumptions: dividend yield 0.0%; expected volatility 59%; risk-free interest rate 3.00%; and expected life of 6 months. $28,478 and $22,374 of the total fair value of the unit option was recorded against share capital and the fair value of the warrants, respectively, as share issuance cost with a corresponding credit to contributed surplus. In April 2006, the option was partially exercised in the amount of 29,875 units comprising 29,875 shares and 14,937 warrants exercisable at a price of $1.50 per share expiring on December 30, 2006, for consideration of $22,406. The option balance to purchase 361,292 units expired on December 30, 2006. $2,175 was recorded from contributed surplus to share capital for the fair value of the exercised agent’s option.

The 4,011,667 share purchase warrants issued as a result of the private placement were classified as a separate equity component from share capital the fair value of which was determined using the Black-Scholes pricing model using the following weighted average assumptions: dividend yield 0.0%; expected volatility 71%; risk- free interest rate 3.00%; and expected life of 1.41 years. Accordingly, $1,183,734 of the proceeds, net of share issuance cost of $140,117, was allocated as the fair value of the warrants, which is included in contributed surplus in the consolidated balance sheet.

[v]

In June 2004, the Company closed a non -brokered private placement consisting of 3,750,000 units at a price of $0.80 per unit for gross proceeds of $3,000,000 before a finder’s fee of $200,000 and legal cost of $5,374 for net proceeds of $2,794,626. Each unit comprised one common share and one half of one common share purchase warrant. Each whole common share purchase warrant entitled the holder to purchase one common share of the Company at a price of $1.15 per share until June 21, 2006.

The 1,875,000 share purchase warrants issued as a result of the private placement have been classified as a separate component of equity, the fair value of which has been determined

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2006	(Expressed in Canadian dollars)

10. SHARE CAPITAL AND CONTRIBUTED SURPLUS (cont’d.)

using the Black-Scholes pricing model using the following assumptions: dividend yield 0.0%; expected volatility 73%; risk-free interest rate 3.00%; and expected life of 1.41 years.

Accordingly, $663,723 of the proceeds, net of share issuance cost of $48,777, has been allocated as the fair value of the warrants, which is recorded in contributed surplus in the consolidated balance sheet.

[b]	Stock option plan

On June 21, 2005, the Company’s shareholders approved a new stock option plan (the “2005 Plan”) to provide an incentive to executive officers, directors, employees and consultants who contribute to the continued success of the Company. The 2005 Plan is effective May 3, 2005 and terminates May 3, 2007. The exercise price of the options is determined by the Board of Directors, but generally will be equal to the closing trading price of the common shares on the day immediately preceding the grant date. The options vest in periods of 18 months to four years and the term may not exceed five years. At the Annual General Meeting held on June 22, 2006, the Company’s shareholders approved an amendment to the 2005 Plan to increase the number of shares that may be issued under the plan from 11,500,000 to 13,500,000. Of the 13,500,000 [December 31, 2005 – 11,500,000] stock options authorized for grant under the 2005 Plan, 3,246,125 stock options are available for grant at December 31, 2006.

At December 31, 2006, the following stock options were outstanding:

Options outstanding				Options exercisable
December 31, 2006				December 31, 2006
		Weighted
		average	Weighted	Number of options	Weighted
Range of	Number of shares	remaining	average	currently	average
exercise prices	under option	contractual life	exercise price	exercisable	exercise price
$	#	(years)	$	#	$
0.33 – 0.39	90,700	3.78	0.37	68,025	0.37
0.40 – 0.49	188,325	3.52	0.44	142,088	0.43
0.50 – 0.59	5,151,475	3.43	0.55	1,453,263	0.51
0.60 – 0.69	302,000	3.00	0.63	128,550	0.63
0.70 – 0.79	664,750	2.56	0.73	561,738	0.72
0.80 – 0.89	987,750	2.40	0.80	983,900	0.80
0.90 – 1.10	208,350	3.30	1.01	88,350	1.05
0.33 – 1.10	7,593,350	3.21	0.61	3,425,914	0.64

The options expire at various dates from January 30, 2007 to October 16, 2011.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2006	(Expressed in Canadian dollars)

10. SHARE CAPITAL AND CONTRIBUTED SURPLUS (cont’d.)

[b]	Stock option plan (cont’d.)

Stock option transactions and the number of stock options outstanding are summarized as follows:

		Weighted
	Number of	average
	optioned	exercise
	common shares	price
	#	$
Balance, December 31, 2004	7,641,500	0.60
Options granted	4,055,150	0.57
Options forfeited	(562,750)	0.81
Options expired	(842,250)	0.72
Options exercised	(265,000)	0.53
Balance, December 31, 2005	10,026,650	0.57
Options granted	4,224,050	0.59
Options forfeited	(454,876)	0.67
Options cancelled	(1,930,649)	0.55
Options expired	(1,692,300)	0.61
Options exercised	(2,579,525)	0.46
Balance, December 31, 2006	7,593,350	0.61

The exercise price equaled the closing trading price of the common shares on the date preceding the date of grant for all options issued during the years ended 2006 and 2005.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2006	(Expressed in Canadian dollars)

10. SHARE CAPITAL AND CONTRIBUTED SURPLUS (cont’d.)

[c]	Stock-based compensation

For the year ended December 31, 2006, the Company recognized total stock- based compensation of $648,257 [2005 - $1,007,525; 2004 - $814,682]. For the year ended December 31, 2006, the Company recognized compensation expense of $547,680 [2005 - $935,021; 2004 - $434,182], as a result of stock options granted to officers, directors and employees and recognized compensation expense of $100,577 [2005 - $72,504; 2004 - $380,500], as a result of stock options granted to consultants, with a corresponding credit to contributed surplus.

The fair value of stock options granted was estimated using the Black-Scholes option pricing model with the following weighted average assumptions and resulting fair value:

	2006	2005	2004
Dividend yield	0%	0%	0%
Expected volatility	74%	103%	128%
Risk-free interest rate	4.05%	3.24%	3.36%
Expected life in years	3.55	2.30	2.45
Fair value per share	$0.45	$0.30	$0.42

The following table shows stock-based compensation allocated by type of cost:

	2006	2005	2004
	$	$	$
Cost of sales - products and services	50,268	72,591	84,102
Research and development	44,844	215,617	179,360
Marketing and business development	125,945	204,615	101,600
General and administrative	427,200	514,702	449,620
	648,257	1,007,525	814,682

For the years ended December 31, 2006, 2005 and 2004, there were no differences in the pro forma loss for the year and pro forma basic and diluted loss per share.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2006	(Expressed in Canadian dollars)

10. SHARE CAPITAL AND CONTRIBUTED SURPLUS (cont’d.)

[d]	Escrow shares

Pursuant to an escrow agreement dated December 31, 1995 and approved by the shareholders on June 19, 1996, 825,000 common shares were held in escrow. At the shareholders meeting on June 21, 2004, the shareholders approved a resolution to amend the terms of the escrow agreement, such that the escrow release is now based on a six- year time release formula, in accordance with the policies of the TSX Venture Exchange. Previously, the escrow shares were to be released based on the Company’s cumulative cash flow. Commencing March 2005, 825,000 common shares currently held in escrow may be released upon request, in twelve tranches over a period of six years, with tranches released every six months. Each of the first four tranches consists of 41,250 common shares or 5% of the total escrow shares and each of the remaining eight tranches consists of 82,500 common shares or 10% of the total escrow shares. At December 31, 2006 no escrow shares had been requested to be released .

[e]	Common share purchase warrants

At December 31, 2006, the following common share purchase warrants were outstanding:

Number of
common shares	Exercise price
issuable	$	Expiry date
1,863,540	0.50	October 21, 2007
13,400,000	0.62	March 30, 2008
15,263,540	0.61

Common share purchase warrant transactions are summarized as follows:

		Weighted
		average
	Number of	exercise
	warrants	price
	#	$
Balance, December 31, 2004	6,335,917	1.19
Warrants issued	2,328,260	0.48
Warrants expired	(2,455,085)	0.96
Balance, December 31, 2005	6,209,092	1.01
Warrants issued	13,414,937	0.62
Warrants expired	(3,895,769)	1.32
Warrants exercised	(464,720)	0.42
Balance, December 31, 2006	15,263,540	0.61

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2006	(Expressed in Canadian dollars)

10. SHARE CAPITAL AND CONTRIBUTED SURPLUS (cont’d.)

[f]	Loss per common share

	2006	2005	2004
Numerator
Loss for the year	($9,328,167)	($8,424,983)	($4,938,975)
Denominator
Weighted average number of common shares
outstanding	91,060,203	67,631,104	58,713,725
Loss per common share - basic and diluted	($0.10)	($0.12)	($0.08)

11. RELATED PARTY TRANSACTIONS

The following payments were made to directors or companies related to or under their control:

	2006	2005	2004
	$	$	$
General and administrative
Strategic consulting services	66,500	85,301	71,930
Directors’ fees [note 10[a][iii]]	80,000	—	—
Share issue costs	—	—	20,522
	146,500	85,301	92,452

During the year the Company entered into an agreement with a development partner, whereby the development partner became a shareholder of the Company. During the year, the Company earned revenues totaling $171,225 (US $150,000) [2005 - Nil; 2004 - Nil], from this shareholder, on account of a co-development agreement entered into prior to this shareholder becoming a related party. As at December 31, 2006, the accounts receivable related to this revenue remained outstanding and was included in the balance of trade receivables.

All related party transactions are recorded at their exchange amounts, established and agreed between the parties.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2006	(Expressed in Canadian dollars)

12. INCOME TAXES

At December 31, 2006 the Company had approximately $30,021,000 of non-capital loss carry forwards, approximately $2,143,000 of federal investment tax credits and approximately $919,000 of provincial investment tax credits available to reduce taxable income and taxes payable for future years. These losses and investment tax credits expire as follows:

	Provincial investment	Federal investment	Non-capital loss
	tax credits	tax credits	carryforwards
	$	$	$

2007	—	111,000	3,164,000
2008	—	151,000	2,157,000
2009	—	227,000	3,028,000
2010	239,000	430,000	3,163,000
2011	213,000	384,000	—
2012	130,000	233,000	—
2013	93,000	168,000	—
2014	20,000	36,000	4,101,000
2015	65,000	117,000	6,848,000
2026	159,000	286,000	7,560,000
	919,000	2,143,000	30,021,000

In addition, the Company has unclaimed tax deductions of approximately $8,597,000 related to scientific research and experimental development expenditures available to carry forward indefinitely to reduce taxable income of future years and other deductible temporary differences of approximately $3,721,000.

Significant components of the Company’s future tax assets as of December 31, 2006 are shown below.

	2006	2005
	$	$
Future tax assets:
Book amortization in excess of tax capital cost allowance	497,000	547,000
Non- capital loss carry forwards	9,306,000	7,273,000
Research and development deductions and credits	4,779,000	5,724,000
Share issue costs	408,000	109,000
Unearned revenue	67,000	113,000
Unrealized foreign exchange	68,000	78,000
Other	113,000	—
Total future tax assets	15,238,000	13,844,000
Valuation allowance	(15,238,000)	(13,844,000)
Net future tax assets	—	—

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2006	(Expressed in Canadian dollars)

12. INCOME TAXES (cont’d.)

The potential income tax benefits relating to these future tax assets have not been recognized in the consolidated financial statements as their realization does not meet the requirements of “more likely than not” under the liability method of tax accounting. Accordingly, a valuation allowance has been recorded and no future tax assets have been recognized as at December 31, 2006 and 2005.

The reconciliation of income tax attributable to operations computed at the statutory tax rate to income tax expense (recovery), using a 34.12% [2005 – 34.87%; 2004 - 35.62%] statutory tax rate, at December 31, 2006 is:

	2006	2005	2004
	$	$	$

Income taxes (recovery) at statutory rates	(3,168,000)	(2,938,000)	(1,759,000)
Expenses not deductible for tax purposes	196,000	359,000	206,000
Non-capital losses for which no
benefit has been recognized	2,579,000	1,898,000	962,000
Other temporary differences for which no
benefit has been recognized	393,000	681,000	591,000
Change in future corporate income tax rates	1,075,000	—	—
Change in valuation allowance due to change
in future corporate income tax rates	(1,075,000)	—	—
	—	—	—

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2006	(Expressed in Canadian dollars)

13. COMMITMENTS AND CONTINGENCIES

[a]	Research and license agreements

[i]

The Company entered into an exclusive license agreement with the University of British Columbia (“UBC”) effective March 1996, as amended October 2003, to use and sublicense certain technology (“Technology”) and any improvements thereon, and to manufacture, distribute and sell products in connection therewith . In consideration for these rights, the Company paid a non- refundable license fee of $5,000 upon execution of the agreement and $5,000 in January 1997, and is required to pay quarterly royalties based on 2% of revenue generated from the sale of products that incorporate the Technology. In addition, in the event the Company sublicenses the Technology, the Company is required to pay to UBC a royalty comprised of 20% of the first $1,000,000 of sublicensing revenue per calendar year and 10% of sublicensing revenue that exceeds $1,000,000 in each calendar year.

Commencing in 2003 and for a period of nine years thereafter, royalties payable to UBC are subject to a $2,500 quarterly minimum plus a $500 annual license maintenance fee. Effective January 1, 2006 the annual license fee increased to $1,000. These payments are accrued and expensed in the year incurred. The agreement terminates on the expiration date of 2016, or invalidity, of the patents or upon bankruptcy or insolvency of the Company. Pursuant to the agreement, the Company paid $11,000 for the year ended December 31, 2006 [2005 - $10,500; 2004 - $28,500].

[ii]

The Company is party to a licensing agreement whereby it was granted a nonexclusive license under patent rights to commercialize a RAMP test using a proprietary marker . The remaining financial commitment by the Company is US $750,000 through the end of 2007. The Company may terminate the agreement and surrender the license granted at any time by giving sixty (60) days written notice provided that the Company pays only license fees that were due. The remaining commitments will be accrued and expensed when the liability becomes probable. As at December 31, 2006, $291,330 [2005 – $466,360] was recorded as an accrued liability related to the licensing agreement.

[b]	Indemnification of directors and officers

Under the Articles of the Company, applicable law and agreements with its officers, the Company, in circumstances where the individual has acted legally, honestly and in good faith, may or is required to indemnify its directors and officers against certain losses. The Company's liability in respect of the indemnities is not limited. The maximum potential of the future payments is unlimited. However, the Company maintains appropriate liability insurance that limits the exposure and enables the Company to recover any future amounts paid, less any deductible amounts pursuant to the terms of the respective policies, the amounts of which are not considered material.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2006	(Expressed in Canadian dollars)

13. COMMITMENTS AND CONTINGENCIES (cont’d.)

[c]	Indemnification of third parties

The Company has entered into license and research agreements with third parties that include indemnification provisions that are customary in the industry. These guarantees generally require the Company to compensate the other party for certain damages and costs incurred as a result of third party claims or damages arising from these transactions. The nature of the indemnification obligations prevents the Company from making a reasonable estimate of the maximum potential amount that could be required to pay. To date, the Company has not made any indemnification payments under such agreements and no amount has been accrued in the accompanying consolidated financial statements with respect to these indemnification obligations.

[d]	Supply agreement

The Company entered into a supply agreement with a supplier, effective September 2003 for certain reagents for the Company’s RAMP West Nile Virus Test. In addition to paying for the reagent purchased, the Company is required to pay the supplier semi-annual royalties equal to 10% of net revenue generated from the sale of the Company’s RAMP West Nile Virus Test. The initial term of the agreement was three years from the effective date and is automatically renewed for successive periods of one year until either party terminates the Agreement. In the year ended December 31, 2006, the Company incurred an expense of $54,528 [2005 - $87,460; 2004 - $50,101] for royalties to the supplier .

[e]	Lease agreements

The Company entered into a property sublease agreement to lease 31,920 square feet of multi-use business space. The term of the sublease agreement is October 1, 2005 to December 14, 2007. For the duration of the sublease term, the Company is required to pay the sub-landlord a total gross monthly rent of approximately $62,000 including maintenance and utilities. Rent expense for the year ended December 31, 2006 was $747,256 [2005 - $300,680; 2004 - $208,552].

[f]	Commitments to purchase equipment and engineering services

At December 31, 2006, the Company has outstanding purchase and work order commitments totaling $844,175 related to the purchase of manufacturing equipment and the development of a next generation RAMP Reader.

Costs totaling $1,473,992, were incurred by the Company in the development of a next generation RAMP reader for the year ended December 31, 2006.

Costs totaling $821,650, were incurred by the Company for the purchase of manufacturing equipment for the scale up of production for the year ended December 31, 2006.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2006	(Expressed in Canadian dollars)

14. SEGMENTED INFORMATION

The Company operates primarily in one business segment, the research, development, commercialization and distribution of diagnostic technologies, with primarily all of its assets and operations located in Canada. The Company’s revenues are generated from product sales primarily in the United States, Asia, Canada and Europe. Expenses are primarily incurred from purchases made from suppliers in Canada and the United States.

For the year ended December 31, 2006, 62% of the $3,786,337 in product sales was generated from four customers, [2005 - 55% of $3,088,638 from four customers; 2004 – 48% of $2,127,196 from two customers]. Each of these customers contributed to 10% or more of the Company's product sales for those years.

Product sales by customer location were as follows:

	2006	2005	2004
	$	$	$
United States	1,530,726	2,052,642	1,422,476
Asia	1,564,497	759,855	517,755
Canada	389,013	186,593	112,021
Europe	227,357	79,540	42,128
Other	74,744	10,008	32,816
Total	3,786,337	3,088,638	2,127,196

Product sales by type of product were as follows:

	2006	2005	2004
	$	$	$
Clinical products	2,356,187	738,456	506,475
Vector products (West Nile Virus)	646,032	707,477	741,084
Bio-defense products	784,118	1,642,705	879,637
Total	3,786,337	3,088,638	2,127,196

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2006	(Expressed in Canadian dollars)

14. SEGMENTED INFORMATION (cont’d.)

For the year ended December 31, 2006, all of the Company’s contract service fees and revenues from collaborative research arrangements were generated from three customers for a total of $633,721 [2005 – two customers for a total of $401,042; 2004 – five customers for a total of $549,685].

Contract service fees and revenues from collaborative research arrangements by geographic location were as follows:

	2006	2005	2004
	$	$	$

Canada	80,000	—	255,250
United States	479,956	149,782	243,227
Asia	73,765	251,260	51,208
Total	633,721	401,042	549,685

15. COMPARATIVE FIGURES

Certain comparative figures have been reclassified from the amounts previously reported to conform to the presentation adopted in the current year.

16. RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The consolidated financial statements have been prepared in accordance with Canadian GAAP which differ in certain respects from those principles and practices that the Company would have followed had its consolidated financial statements been prepared in accordance with generally accepted accounting principles in the United States (“US GAAP”).

During the preparation of the December 31, 2006 US GAAP reconciliation, the Company identified that GAAP differences relating to the recording of the convertible debenture recorded in the year ended December 31, 2005 had not been disclosed and, consequently, this note contains a restatement (See Note 16[g]). The restatement has no impact on the consolidated financial statements under Canadian GAAP.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2006	(Expressed in Canadian dollars)

16. RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d)

	2006	2005	2004
		(restated –
		Note 16[g])
	$	$	$

Consolidated Statements of Loss

Loss for the year under Canadian GAAP	(9,328,167)	(8,424,983)	(4,938,975)

Interest accretion on convertible
debt [note 16[g]]	21,989	48,039	—
Amortization of deferred financing
costs [note 16[g]]	(444)	(296)	—
Total loss and comprehensive loss
according to US GAAP	(9,306,622)	(8,377,240)	(4,938,975)

Basic and diluted net loss per share
according to US GAAP	($0.10)	($0.12)	($0.08)

The following are the material measurement variations in accounting principles, practices and methods used in preparing these consolidated financial statements from those generally accepted in the United States.

	December 31, 2006		December 31, 2005
	Canadian	US	Canadian	US
	GAAP	GAAP	GAAP	GAAP
				(restated –
				Note 16[g])
	$	$	$	$

Consolidated Balance Sheets

Deferred costs [note 16[g]]	20,376	20,376	121,832	126,099
Convertible debentures [note 16[g]] —		—	1,012,584	1,240,778
Share capital [note 16[g]]	56,868,133	56,798,845	35,743,700	35,743,700
Contributed surplus
[note 16 [c] and [g]]	7,479,125	7,921,971	5,341,423	5,512,599
Deficit [note 16 [c] and [g]]	(53,592,082)	(53,965,640)	(44,263,915)	(44,659,018)

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2006	(Expressed in Canadian dollars)

16. RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d)

[a]

Under US GAAP, short-term investments are classified as available- for- sale and carried at market value with unrealized gains or losses, if any, reflected as a component of accumulated other comprehensive loss. The Company did not have any significant unrealized gains or losses on its short- term investments.

[b]	Under US GAAP, the excess, if any, of the fair value of the shares in escrow over the nominal value paid will be recorded as compensation expense upon release from escrow.

[c]

For purposes of reconciliation to US GAAP, the re-pricing of options is subject to variable plan accounting under APB 25, which can give rise to additional compensation expense. Under SFAS 123 such re-pricings are not subject to variable plan accounting and therefore upon adoption of SFAS 123 on January 1, 2003, the Company was no longer required to record additional compensation expense related to variable plan accounting on previously re-priced options. In years prior to 2003, compensation expense of $442,846 resulted from the re-pricing of options.

[d]	Trade receivables comprise:

Under Canadian GAAP, trade receivables are presented in the consolidated financial statements net of allowance for doubtful accounts. US GAAP requires that the trade receivable reserves be presented in the consolidated financial statements as follows:

	2006	2005
	$	$
Trade receivables	568,707	422,672
Allowance for doubtful accounts	(500)	(1,000)
Trade receivables, net	568,207	421,672

[e]	Accounts payable and accrued liabilities comprise:

Under Canadian GAAP, accounts payable and accrued liabilities are presented in the consolidated financial statements on an aggregated basis. US GAAP requires that the accounts payable and accrued liabilities be presented in the consolidated financial statements as follows:

	2006	2005
	$	$
Trade accounts payable	992,778	1,260,030
Employee-related accruals	320,159	346,133
License fees payable [note 13[a][ii]]	291,300	466,360
Other accrued liabilities	391,356	261,990
	1,995,593	2,334,513

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2006	(Expressed in Canadian dollars)

16. RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d)

[f]	Stock-based compensation

Under US GAAP, effective January 1, 2006, the Company adopted Financial Accounting Standards Board Statement (“FAS”) 123(R) “Share-Based Payment”, a revision to FAS 123 “Accounting for Stock- Based Compensation”. FAS 123(R) requires the Company to recognize in the income statement the grant date fair value of share- based compensation awards granted to executive officers, directors, employees and consultants over the requisite service period, which can not be less than the term of vesting. Compensation expense recognized reflects estimates of award forfeitures and any change in estimates thereof are reflected in the period of change.

Pursuant to the provisions of FAS 123(R), the Company applied the modified-prospective transition method. Under this method, the fair value provisions of FAS 123(R) is applied to new employee share- based payment awards granted or awards modified, repurchased, or cancelled after January 1, 2006. Measurement and attribution of compensation costs for unvested awards at January 1, 2006, granted prior to the adoption of FAS 123(R) are recognized based upon the provisions of FAS 123, after adjustment for estimated forfeitures as discussed below.

Since the Company did not previously estimate forfeitures in the calculation of employee compensation expense under FAS 123, upon adoption of FAS 123(R), the Company recognized in income the cumulative effect, if any, of a change in accounting principle to reflect the estimated forfeitures for unvested stock options outstanding at December 31, 2005, the effect of which was $nil for the year ended December 31, 2006.

[g]	Restatement of US GAAP information - convertible debentures

On October 21, 2005, the Company issued units comprising convertible debentures and common share purchase warrants in the aggregate amount of $1,579,000. Under Canadian GAAP, the proceeds of the convertible debentures allocated to the estimated fair value of the conversion feature of the debt ($276,233) and to the warrant purchase options ($338,222) were recorded as an equity component of the debt and were classified in the consolidated balance sheet as contributed surplus (See note 8) .Under US GAAP, a value is assigned to the conversion feature only if the conversion rate is less than the market price of the common stock at the date of issuance. Accordingly, no value would be assigned under US GAAP to the conversion feature on the convertible debentures issued by the Company.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2006	(Expressed in Canadian dollars)

16. RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d)

Under Canadian GAAP, the carrying value of the convertible debentures is accreted to the principal amount using the effective yield method as additional non-cash interest expense over the term of the debentures; hence at maturity the carrying value of the convertible debentures would be the same as its face value. Under US GAAP, only the interest required to be paid is accrued and expensed and the carrying value of the debentures remains the same over the term of the debentures. This US GAAP difference resulted in a decrease to the amount recorded as interest accretion on convertible debt during 2006 and 2005 in the amount of $21,989 and $48,039 respectively, under US GAAP.

In addition under Canadian GAAP, a portion of the deferred financing costs relating to the conversion feature and warrant purchase options has been allocated to equity and not amortized, while under US GAAP deferred financing costs allocated to the conversion feature would be capitalized and amortized over the term of the debentures. This difference has resulted in an increase to the amount recorded as amortization of deferred financing costs during 2006 and 2005 in the amount of $444 and $296 respectively, under US GAAP.

The US GAAP differences described above resulted in a reduction to the amount recorded to share capital in the amount of $69,288 on the conversion of the debentures during 2006 under US GAAP.

The differences described above were not reported by the Company in its US GAAP information as at December 31, 2005 and for the year then ended. As a result of this error, the following changes were required to be made to the US GAAP information as at December 31, 2005 and for the year then ended:

	As Previously	Adjustments	As
	Reported		Restated
	$	$	$

Consolidated Balance Sheets

Deferred costs	121,832	4,267	126,099
Total assets	2,253,939	4,267	2,258,206
Convertible debentures	1,012,584	228,194	1,240,778
Total liabilities	5,432,731	228,194	5,660,925
Contributed surplus	5,784,269	(271,670)	5,512,599
Deficit	(44,706,761)	47,743	(44,659,018)
Total shareholders’ equity	(3,178,792)	(223,927)	(3,402,719)

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2006	(Expressed in Canadian dollars)

16. RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d)

	As Previously	Adjustments	As
	Reported		Restated
	$	$	$

Consolidated Statements of Loss and Deficit

Interest expense	(92,379)	48,039	(44,340)
Deferred financing expense	(73,047)	(296)	(73,343)
Loss for the year	(8,424,983)	47,743	(8,377,240)

17. SUBSEQUENT EVENTS

[a] In February 2007, 247,500 common shares were released from escrow [see note 10[d]].

[b] Subsequent to December 31, 2006, the Company issued 317,313 common shares pursuant to the exercise of stock options for gross proceeds of $164,371 and 240,075 common shares pursuant to the exercise of warrants for gross proceeds of $123,143. In addition, the Company granted options to acquire 2,148,100 common shares.